
11006141

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934


SEC MAIL
RECEIVED
PROCESSING
SECTION
APR 11 2011
WASH, D.C.
211

For the month of APRIL 2011

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: 04/05/2011

By: *Noella Lessard*
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report ON 2010 Drilling Program and Geochemical Soil Testing – Corvet Est Project, Quebec

Prepared by: Robert Oswald, P. Geo – Services Techniques Geonordic Inc.

8 paper copies

000-29880
Commission File Number

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report on 2010 Drilling Program
and Geochemical Soil Testing
Corvet Est Project, Quebec

VIRGINIA MINES INC.
GOLDCORP INC.
February 2011

Prepared by:

Robert Oswald, P.Geo.
Project Geologist
Geonordic Technical Services Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES AND MAPS

TABLES

FIGURES

APPENDICES

MAPS (POCKET)

DRILLHOLE CROSS-SECTIONS

ITEM 3 SUMMARY

During the summer of 2010, Virginia and Goldcorp conducted a drilling campaign on their Corvet Est property, James Bay, Quebec. The property covers 60 km of a volcano-sedimentary belt located at the contact between the La Grande and Opinaca subprovinces.

The property hosts two km-scale auriferous structures: 1- the Marco Zone is known over a 2-km strike length with a true width of 1.8 to 40 m. The mineralization is composed of disseminated arsenopyrite, pyrite and pyrrhotite associated with alternating units of highly deformed intermediate to felsic volcanic rocks; 2- the Contact Zone is located at the faulted contact between the volcano-sedimentary belt and migmatized paragneisses of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and also in highly deformed paragneiss. Gold values are spread over a 5-km strike along this structure and the width varies from <1 m to 4.7 m.

Seven new drill holes were completed: three to test the Marco Zone at depth, three on the Contact Zone and one hole to test the Matton Zone, for a total of 3,361 m.

The new drill holes in the Marco Zone confirmed our interpretation that the zone actually consists of two distinct ore shoots. The two ore shoots have a limited extent and are less than 300 m wide. The results of the drilling campaign were disappointing and grades were lower than expected. Among the best intersections, drill hole **CE-10-76** graded **3.09 g/t Au over 1.05 m** and drill hole **CE-10-77** yielded a grade of **1.2 g/t Au over 6.35 m**. No significant values were obtained in drill hole **CE-10-78**, which was drilled between two previous drill holes.

The three drill holes in the Contact Zone were designed to test the prospective zone along the Guyer / Laguiche contact, on the main grid of the Corvet Est property. Drill hole **CE-10-79** tested an area where anomalous gold values were obtained in mafic lavas in previous campaigns. A few zones with weak sulphide mineralization were intersected in mafic lavas, but no significant gold grades were obtained. An iron formation (**1.78 g/t Au over 0.63 m**) and a feldspar porphyry dyke (**3.19 g/t Au over 1 m**) did yield anomalous gold values. However, Laguiche metatexites intersected in the drill hole did not contain anomalous gold values.

Drill hole **CE-10-80** tested a small gold-bearing zone exposed in trench TR-CE-04-029. A few minor zones of mineralization were observed and several anomalous gold values were obtained (**0.89 to 10.53 g/t Au over 1 m**) in both mafic lavas and Laguiche metatexites.

Drill hole **CE-10-81** was drilled to test the depth extension of the Contact Zone to the southeast of drill hole **CE-04-14**. Despite the presence of weak pyrite-pyrrhotite mineralization, the metatexites are anomalous in gold, with **236 ppb Au over 40 m**, and two samples graded **1.03 and 1.54 g/t Au** over one metre. Despite its low gold content, the Contact Zone does indeed extend in this area and appears to have further potential.

Drill hole **CE-10-75** tested the Matton Zone and made it possible to get a continuous sample across the entire area of interest. The mineralized zone on this showing turned out to be less important than originally thought, with **2.95 g/t Au over 0.95 m**.

During the drilling campaign, we also carried out two sampling surveys, collecting close to 30 soil samples (B-horizon) on the Contact and Marco zones. Gold in these two zones occurs in association with arsenopyrite. Since arsenic is a very mobile element, we surveyed the most gold-rich areas to determine if the gold-bearing zones could be delineated using arsenic, and of course gold, as a pathfinder.

Based on the results of the B-horizon geochemistry survey, we believe it would be worthwhile to extend the survey to cover parts of the grid where the Contact and Marco zones were mapped, as well as along their probable extensions. It would also be important to add several lines to the south of the contact, to test Laguiche rocks, and to the north, to cover as much of the property stratigraphy as possible.

We recommend a survey totalling 2,387 soil samples (B-horizon) to be analyzed for gold and the Scan-31 package. A preliminary budget of CA$181,538 is estimated for a field survey of 13 days. We are not considering additional drilling targets for the moment; we believe it is best to wait for the geochemistry results before proposing further drilling.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Virginia Mines Inc. has been involved in mineral exploration on the Corvet Est property since 1997. In 2005, Goldcorp Inc. (then Placer Dome) joined Virginia to explore the property. Virginia remains operator of the exploration work. Since the beginning, the exploration efforts have been focused on a 90-km stretch of a thin volcano-sedimentary belt and its faulted southern contact with sediments of the Laguiche Group. Numerous gold showings have been discovered so far and Cu-Ag-Mo-(Au) occurrences were also encountered.

The main objective of the 2010 summer exploration program was a drilling campaign of 3,361 m focusing on the Contact, Marco and Matton zones.

This report provides the status of current technical geological information relevant to Virginia Mines's exploration program on the Corvet Est property in Quebec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

The author Robert Oswald, professional geologist with a B.Sc. in Geology and Geonordic Technical Services project geologist, has been involved in fieldwork campaigns at Corvet Est in 2003, 2004, 2005, 2008 to 2010.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Corvet Est property is located on the James Bay territory in Quebec, Canada (Figure 1). The property is 380 km north of Chibougamau, 240 km east from Radisson and 50 km southwest of the LG-4 hydroelectric complex (NTS sheets 33G/07, 33G/08, 33H/04 and 33H/05). The Corvet Est campsite is located at latitude 53°19' North and longitude 73°57' West.

The Corvet Est project is made up 568 claims on three main blocks stretching on 29,106.21 hectares (Figure 2). The claims are 50/50 joint venture between Virginia Mines Inc. and Goldcorp Inc., they are listed in Appendix 1.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Corvet Est project is accessible by floatplane or helicopter from LG-4 located 50 km NE. Access to LG-4 is made by taking the James Bay Highway, via Matagami or Chibougamau, and then by the Transtaiga Road. This gravel road is open year-round, and leads to the Caniapiscau reservoir. There are two floatplane bases on Transtaiga Road: Cargair at Km 285, and Mirage Outfitter at Km 358. The Corvet Est campsite is situated 48 km south of Cargair and 87 km southwest of Mirage. It is also possible to charter a plane to LG-4 airport (at Km 300, Transtaiga Rd).

The property has a moderate topography with elevations varying from 300 to 450 m. Around the campsite there are an exceptionally large number of outcrops, and overburden is thinner than on the rest of the property, where glacial overburden dominates. The irregular, low-density forest cover is composed of black spruce and jack pine. Forest fires have damaged nearly 50% of the acreage in the central part of the area, but untouched the eastern and western ends of the property. From November to May the ground is usually covered with snow, and lakes are frozen.

ITEM 8 HISTORY

8.1. Property ownership

The Corvet Est property was originally 100% owned by Virginia Mines Inc. From 2005 to 2008, Goldcorp Inc. had an option to earn a 50% interest in the property in return of CA$4 million in exploration expenditures and CA$90,000 in cash payments. Goldcorp fulfilled these requirements during the 2008 drilling campaign so the property is now 50/50 joint venture between Virginia and Goldcorp. Virginia is the operator of the project.

8.2. Previous work

The first activities carried out in the sector consisted of geological reconnaissance by the Geological Survey of Canada, scale 1:1,000,000 (Eade, 1966). Subsequently, the Ministère des Richesses naturelles Québec (Sharma, 1977a, b, 1978; Hocq, 1985) and the Geological Survey of Canada (Ciesielski, 1984) completed geological mapping campaigns in the vicinity, but outside, Corvet Est property.

In the seventies, exploration work consisted of uranium prospecting carried out by *Groupe minier SES* and the *Société de Développement de la Baie James* (Crevier, 1979; Otis, 1975; Larose, 1978, Gleeson, 1975). In the western area of the property, this work included lake-bottom geochemical sampling and follow up of anomalies generated thereby.

Virginia's prospectors found a zinc occurrence hosted by felsic blocky tuff in Corvet Est area in 1997. This discovery led to property acquisition, airborne Mag-EM survey and ground follow up. Due to negative results the property was let to lapse. The discovery of gold showings by the same Virginia's prospectors in the summer of 2002 has led to the restaking of a first 13-claim block on Corvet Est property.

Follow-up activities in 2003 (Oswald, 2004) delineated the auriferous Contact Zone on a strike length of 1.2 km and also led to the discovery of the Marco Zone. As a result 75 claims were added to the property. A 69 line km grid was cut and covered by magnetometric and IP surveys (Simoneau and Tsimbalanga, 2004).

From March to April 2004, a 21-hole diamond drilling campaign totalling 2,498.7 m was carried out on the Contact and Marco zones (Oswald, 2004).

Four outcrops and eight core samples were submitted for petrography (Tremblay, 2004a, b). In the summer and fall of 2004, an extensive exploration program was implemented on the Corvet Est property (Perry, 2005). The work consisted of basic prospecting, geological mapping, hand and mechanical trenching, channel sampling, line-cutting, geophysical surveying (magnetometric and induced polarization) and drilling (16 holes for 3,186 m).

In 2004, Virginia acquired the Lac Eade (now included in the Corvet Est property) property by taking 383 claims covering the volcano-sedimentary unit on both sides of the Corvet Est property. The same year Virginia conducted a geological reconnaissance and prospecting survey on Lac Eade (Chénard, 2005).

In May 2005, Virginia hired GPR inc. to fly a 2,492 line km high-resolution heliborne MAG survey over Corvet Est property and to the west on a part of Lac Eade (Mouge et al., 2005).

In 2005, Virginia/Goldcorp performed a prospecting and drilling campaign on Corvet Est (Perry, 2006). Eight drill holes were added for a total of 1485 metres. Additional mapping and prospecting were made around the gold showings and on the underexplored outcropping area in order to complete the geological coverage. A limited till survey (24 samples) was carried out west of Corvette Lake.

In 2006, Virginia/Goldcorp conducted combined grass-root exploration, drilling and till survey on its Corvet Est property (Perry, 2007). Manual and mechanical trenches were dug on the Eade 1, Eade 5 and Eade 6 gold showings and on the western extension of a shallow-depth gold intersection from hole CE-05-43. Nine drill holes (2971 metres) were added in 2006. Seven drill holes targeted the Marco Zone and two remaining holes have tested the Contact and Echo zones. 204 tills samples were taken down-ice of the contact between the volcano-sedimentary belt and the Laguiche metasediments all over the property.

In 2007-2008, Virginia/Golcorp performed a 8482 m drilling campaign in two phases (Ouellette, 2008). The first phase was done from March to June 2007. 14 holes were drilled for a total of 4658 m. Two holes tested the Eade 5 Area and Eade-Till Area and the others tested the depth and lateral extensions of the Marco Zone. The second drilling phase occurred from February to April 2008. 7 drill holes were done for a total of 3824 m. All these holes targeted the depth and lateral extensions of the Marco Zone.

In the summer of 2008, Virginia/Golcorp activities mainly consisted of mapping and prospecting in the extensions of the main showings and areas with limited information (Oswald, 2009). The area south of Corvette Lake was also an important target. Additional mapping and prospecting was done all over the property by numerous north-south traverses across the volcano-sedimentary belt. A total of 1169 samples were taken during prospecting work and sent to the laboratory for gold and 31 other elements (scan ICP-EOS). As a complement to the prospecting campaign and to complete the 2006 till survey, 76 till samples (15 kg) were taken in the western part of the property.

From June to July 2010, a 7-hole diamond drilling campaign totalling 3,361 m was carried out on the Contact, Marco and Matton zones (Oswald, 2010). Two geochemical soil testing surveys were done on the Marco and Contact zones.

Table 1. Summary of the main activities carried out in the sector under study.

Company	Year	Author	Work carried out
GSC	1966	Eade	Geological reconnaissance (1:1 000 000).
SDBJ	1975	Otis	Lake geochemistry.
SDBJ	1975	Gleeson	Lake geochemistry.
MRN	1977	Sharma	Geological mapping (1: 100 000).
SDBJ	1978	Larose	Lake geochemistry.
SDBJ	1979	Crevier	Geological surveys and lake geochemistry.
GSC	1984	Ciesielski	Geological mapping (1: 100 000).
MRN	1985	Hocq	Geological mapping (1:100 000).
MRN	1997	Gauthier et al.	Geological compilation, reconnaissance.
SIAL	1998	St-Hilaire	Heliborne Mag-Em.
Virginia	2003-2004	Oswald	Prospecting and drilling.
Geosig	2004	Simoneau et al.	Geophysical surveys.
IOS	2004	Tremblay	Petrography.
Geosig	2004	Tsimbalanga	Geophysical surveys.
Virginia	2004	Chénard	Geological reconnaissance.
Virginia	2004	Perry	Prospecting, trenching and drilling.
GPR	2005	Mouge	Heliborne Mag survey.
Virginia	2005	Perry	Prospecting and drilling.
Virginia	2006	Perry	Prospecting, till survey, trenching and drilling.
Virginia	2007-2008	Ouellette	Drilling.
Virginia	2008	Oswald	Mapping, prospecting, trenching and till survey.
Virginia	2009	Oswald	Mapping, prospecting, trenching and till survey.
Virginia	2010	Oswald	Drilling and geochemical soil testing.

ITEM 9 GEOLOGICAL SETTING

The rocks of the region are of Archean age and part of the Superior Province (Eade, 1966; Sharma, 1977). The property follows the contact between the La Grande and Opinaca subprovinces (Figure 3). A large portion of the property is occupied by a volcano-sedimentary sequence interpreted as a branch of the Guyer Lake greenstone belt. It is composed of meta-basalts interlayered with felsic volcanic rocks and thin metasedimentary bands. This unit is in faulted contact to the south with the metasediments of the Laguiche Group. North of the volcano-sedimentary sequence is the tonalitic basement.

According to Gauthier et al. (1997), the contact between the Opinaca and La Grande subprovinces lies between the Laguiche sediments and the tonalitic basement or sometimes the Guyer Lake greenstone belt. Age determination revealed that the rocks are dated at 2811 Ma for the tonalite, 2749 Ma for the Guyer Belt and <2698 Ma for the Laguiche Group (Ciesielski, 1984). The orientation of the units varies from E-W west of Corvette Lake, to WNW at the centre of the Corvet Est property and finally north-south at its eastern end. The units dip steeply towards the north or the east depending of the orientation. The metamorphic grade is amphibolite.

9.1. Tonalitic basement

The tonalitic basement is located in the northern part of the sector under investigation.

Tonalite I1D – In general the basement consists of tonalite, though its composition may vary slightly (granite, granodiorite, tonalite, monzonite and quartz monzonite). It is fine-grained, and its patina grey-white, sometimes pinkish. Where freshly broken the rock turns from salt and pepper to white-pink. The tonalitic phase shows a biotite content of 5 to 15% in a feldspar-quartz matrix. The granitic phases contain quartz (20 to 25%), feldspar (70 to 75%), and potassic feldspar (2 to 5%). Microcline (often in positive relief) and magnetite sometimes occur. In general this unit is foliated. Usually it is in contact with the volcano-sedimentary belt, and, though to a lesser extent, with the Laguiche sediments (south).

9.2. Volcano-sedimentary belt

The volcanic belt is generally mafic in composition and is amphibolitized. Along the belt, we observed a series of intrusions, and their compositions vary from felsic to ultramafic. Sediments often contain narrow iron formations.

West of Corvette Lake, the belt is mostly composed of sedimentary rocks with less than 5% volcanic rocks. Near the lake, we observed numerous felsic intrusions. The link between the western and eastern parts of the belt is located south of Corvette Lake in an area devoid of outcrop. There we have an information gap of 6 km.

The eastern part of the belt is mainly composed of mafic volcanics with few layers of sedimentary rocks. Marco gold Zone rocks are different with a thick sequence of mafic to felsic volcanics. The thickness of the volcano-sedimentary belt varies from 1 to 4.5 km.

Rocks observed on the property are:

Basaltic flow V3B - It is the dominant unit of the volcanic package. Color varies from dark grayish to blackish. It has a very fine grain size. The rock is chiefly composed of blackish amphiboles and to a lesser extent feldspar. Foliation is generally well developed. Primary textures like pillowed basalts and flow breccias are rarely preserved. Traces of fine disseminated pyrite are commonly found in that unit.

Wacke S3 - These sediments occur in the form of quartz-feldspar-biotite gneiss. They are similar to the Laguiche sediments, but are finer grained and contain little, if any, pegmatitic phases. The rock has a grayish beige patina that often has a rusty aspect due to the presence of micas. The sediments are usually fine-grained and equigranular, and at times have a granoblastic texture. We noted 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite.

Andesitic flow V2J - These units are chiefly located at the centre the property. The patina varies from grey to whitish grey, and greenish grey to light grey where freshly broken. These units are fine-grained with about 70% plagioclase and 30% amphibole. Biotite, muscovite and garnet occur in many areas (from traces to 5%).

Intermediate flow and tuff V2/V2e, c, l – This unit is an important component of the belt in the area around the Marco Zone. The intermediate volcanic rocks are composed of feldspar and mafic minerals (up to 25%). The colour is medium gray in patina and on fracture as well. Generally they have a porphyritic texture with 1-3 mm feldspar phenocrysts (up to 5%). Homogeneity is what differentiates them from ash and crystal tuffs; these show banding due to variations in composition. The lapilli and blocky tuffs have a polymict composition with micro-granular and intermediate felsic fragments containing feldspar phenocrysts.

Dacitic flow V1D - These flows are located mostly in the area around the Marco Zone. They have a grayish beige patina that turns medium grey where freshly broken. These rocks show a subconchoidal fracture and are very fine grained to aphanitic. They are composed of feldspar and 10-20% mafic minerals (biotite, amphibole) embedded in a micro-granular felsic matrix. Traces of garnet are also noted. They are foliated with a laminated aspect.

Rhyolitic flow V1B - The rhyolite is associated with the dacitic unit principally in the Echo Zone. It is light grey on the altered surface and the same when freshly broken. It has a very thin alteration crust and a conchoidal (shell-like) fracture. It contains 20% quartz, 15% feldspar, less than 5% mafic mineral and 1% muscovite in a siliceous matrix.

Iron formations S9B - Iron formations belong to the silicate facies and oxide facies and are heavily corrugated. In general they contain sulphides, from traces to 2%, but with local concentration up to 30%. The thickness varies from 1 to 40 metres. They are usually tightly folded.

Felsic dyke I1 - Several small felsic dykes were noted during the mapping survey. In general they are thin (less than 1 m thick), whitish and fine-grained. They contain occasionally traces of pyrite and arsenopyrite. Only those injected at the contact between the belt and the Laguiche Group returned occasionally some gold grades.

Pegmatite I1G - Pegmatite occurrences in the volcano-sedimentary bands usually take the form of dykes of decimetric to hundred metre sizes. In general they are whitish, medium-grained, with well-developed feldspar crystals (65%), quartz crystals (25-30%), muscovite, tourmaline, and accessory garnet, biotite, beryl (<25cm) and apatite (mm). This unit is rarely affected by the deformation.

Gabbro I3A - The gabbro form concordant layers that seem co-genetic with the basalt. They are medium-grained and composed evenly of amphibole and plagioclase. The patina is dark gray that turn black when freshly broken. They are not magnetic, except for the gabbroic body located between the tonalitic intrusions near the center of the Corvet Est property.

Diabase (I3B) - Diabase are oddly observed. They are late stage non-distorted dyke that crosscut the others units. The rock is very fine-grained and magnetic. Its patina is orange-beige and bluish grey where freshly broken. They show an aphanitic chill margin at the contacts. Traces of pyrite are noted.

Ultramafic flows (V4) and intrusions (I4) - Ultramafic rocks are spotted in several places along the belt but are rarely followed for more than 100 m. The largest intrusion was found in the eastern part of the property, 30 km southeast of Corvette Lake. It shows a compositional zonation over a distance of some 20 metres: at the contact the composition consists of a gabbro that has an ophitic to subophitic texture; the next composition is a non-magnetic, tremolite-rich ultramafic rock, greenish in colour; the following composition is magnetic ultramafic rock with a chocolate brown patina turning bluish black where freshly broken, with an elephant skin surface texture. This intrusion is at least 80 metres thick and is followed over a distance exceeding 250 metres. Farther to the southeast, a zoned intrusion, more or less oriented north south, is followed over 2 km. The composition varies from gabbroic to ultramafic.

Polygenic conglomerate (S4D) - Conglomerates occur principally in the western part of the property and 2 km west of Marco Zone. These are polygenic conglomerates that contain round-shaped fragments of tonalite, granite and, locally, amphibolite and leucogabbro.

9.3. Laguiche Group

The main unit that forms the Laguiche Group consists of feldspar-quartz-biotite paragneiss and migmatite. It is often intersected by pegmatites.

Feldspar-quartz-biotite paragneiss M4(M22) - This unit is found in the eastern area of the property, south and west of the volcano-sedimentary belt, where it occurs more frequently than the other units. The rock has a grayish-beige patina and a rusty aspect due to the presence of micas. This unit is usually fine-grained and equigranular, and sometimes has a saccharoidal texture. We noted 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite. The paragneiss contains up to 25% of felsic mobilisates (leucosome) that represent in-situ partial melting (migmatization).

Pegmatite I1G – This area shows omnipresence of pegmatite intrusions. They generally consist of whitish, well-developed, medium sized grains of feldspar (65%) and quartz (25-30%) crystals with muscovite, tourmaline and accessory garnet, biotite and apatite. The unit is not distorted and rarely mineralized.

ITEM 10 DEPOSIT TYPE

Two types of deposits were discovered on the property:

1) Auriferous deposit associated with deformation zones in volcanic rocks or associated sediments; and
2) Porphyry type Mo-Cu-(Au) mineralization.

ITEM 11 MINERALIZATION

This section briefly describes all the significant mineralized zones discovered on Corvet Est property since 2003 to 2008 (Map 1, in pocket).

11.1. Gold Mineralization - Marco Zone

The Marco Zone is associated with a significantly deformed and altered dacitic unit. It consists of less than 15% fine pyrite, pyrrhotite and disseminated arsenopyrite needles forming irregular layers. Mineralizations are parallel to the schistosity planes and are affected by drag folds. The alteration paragenesis is composed of microcline, amphibole, garnet, tourmaline, and magnetite. However, the mineralized horizons are magnetite-free.

The deepest hole intersects the Marco Zone at a vertical depth of 550 m (CE-08-74: **1.07 g/t Au over 27.0 m**). The best gold interval obtained so far is from hole CE-05-44, on section 18+50E (**10.10 g/t Au over 5.2 m**). All the drill holes confirmed the continuity of the mineralized zone between 11+00E and 30+00E, thus extending the total length to 2 km.

11.2. Gold Mineralization - Echo Zone

The Echo Zone is located 150 m south of the Marco Zone. It is also associated with a dacitic unit, but with much less hydrothermal alteration. The mineralization, hardly abundant, is pyrite dominant. The best channel returned 2.57 g/t Au over 1.0 m.

11.3. Gold Mineralization - Contact Zone

The Contact Zone is associated with a deformation corridor at the contact between the basalts and the metasediments of the Laguiche Group. This regional fault runs across the entire property but the mineralized segment known to date is located east of Corvette Lake. The mineralization is composed of sulphides (5 to 15%: arsenopyrite, pyrrhotite and pyrite) disseminated or, to a lesser extent, in stringer. The highest-grade surface intersections were obtained in the western part of the Contact Zone: **6.74 g/t Au over 2 m** (TR-03-01) and **13.05 g/t Au over 1.35 m** (TR-03-03).

When affected by shear zone the metasediments of the Laguiche Group host m-thick pyritic horizon. Pyrite occurs in thin layers along biotite cleavages. The gold grade of the meta-sediments remains low. Most samples graded less than 50 ppb Au, and where values ranged between 100 and 350 ppb very few neared 1 g/t. QFP dykes occur frequently in the deformation zone are sometimes mineralized in arsenopyrite and pyrrhotite (1-5%). The best intersections were **4.46 g/t Au over 0.4 m** (TR-CE-04-35). In drilling, the hole CE-04-14 has a wider intersect than usual: **11.82 g/t Au over 4.7 m** (Basalt + Laguiche Group).

11.4. Gold Mineralization – Eade 1

This showing is located at some 8 km west of Corvette Lake. Best channel sample is **1.40 g/t Au over 2.7 m.** The mineralized zone is composed of semi-massive to massive sulphides (pyrrhotite and pyrite) with graphite. It is located at the contact between basalts and andesites. The mineralization is linked to a Beep-Mat (electromagnetic) conductor that was followed over a distance exceeding 400 metres laterally.

11.5. Gold Mineralization – Eade 2

This showing is located 1.2 km south of the Eade-1 showing. Two grab samples taken 250 m apart returned grades of 2.95 and 1.15 g/t Au. Unfortunately the best channel sample grade only **0.13 g/t Au over 1.0 m.** Mineralized zones (often rusty) occur frequently. They are mostly composed of pyrite, arsenopyrite and pyrrhotite associated with sheared basalts.

11.6. Copper Mineralization – Eade 3

This copper showing graded 3.1% Cu. It is situated 950 m west of the Eade-2 showing, along the same hill slope. The showing is made up a quartz vein in a fractured and silicified paragneiss. A porphyritic dyke (quartz-feldspar porphyry) was also noted. The mineralization consists of chalcopyrite (5 to 10%). It also contains traces of pyrite, malachite and possible covellite.

11.7. Gold Mineralization – Eade 4

This showing is situated 35 km southeast of Corvette Lake. A grab sample from a felsic dyke returned 3.67 g/t Au. However the best channel sample returned only 25 ppb Au over 1.0 m. The sector shows a cluster of felsic dykes that develop in the basalt, near the contact with the Laguiche paragneiss. The dykes are 50 cm to 1 metre thick, and more or less parallel to the Laguiche/volcanics contact, which in that area is roughly oriented north south. We noted the presence of those felsic dykes along the contact, over a distance of nearly 600 m.

11.8. Gold Mineralization – Eade 5

This showing is located some 3.5 km south-south-east of Brune Lake. It is composed of three grab samples values of 3.33, 5.18 and 7.41 g/t Au taken over a distance of 100 m. They are located at the sheared contact between basalt and fine-grained sediment. The gold values have been obtained in both lithologies which contain disseminated pyrrhotite and pyrite, or arsenopyrite.

11.9. Gold Mineralization – Eade 6

This showing is located near the western limit of the property. It is bearing a single value of 11.45 g/t Au obtained in an iron formation with 3% arsenopyrite and pyrite. The others samples taken in the area on basalts, sediments and similar layers of iron formation were barren.

11.10. Mo-Cu-Ag-(Au) Porphyry Mineralization - Sao showing

The mineralization is located 3.4 km northeast of Marco Zone in an area of 0.7 km x 3 km, along the southwestern limit of a tonalitic intrusion. This tonalite is part of a multiphase intrusive mass, 4 km x 5 km, where the eastern part contains granite to granodiorite facies. The mineralization is associated with randomly oriented veins and fractures. The mineralization is composed of molybdenite (tr-15%), chalcopyrite (tr-3%), pyrite (tr-1%) and malachite (tr-2%). Traces of chalcocite and native copper occur locally. At the surface ferrimolybdenite occurs frequently. The best channel intersection is **1.06% Mo, 0.24% Cu, 23.5 g/t Ag and 72 ppb Au over 1 m** (Trench TR-CE-04-46).

11.11. Gold Mineralization – Eade 7 (2008)

Located 400 m southwest of Eade 6 in an iron formation, this showing is bearing a single value of 1.1 g/t (#179981) with 3% of pyrrhotite, pyrite and arsenopyrite in traces. The others samples taken in the area on basalts, sediments and similar layers of iron formation were barren.

11.12. Gold Mineralization – Eade 8 (2008)

The Eade 8, located 15.4 km west of Corvette Lake, is a 2-m-thick shear zone in a silicified wacke with several quartz veinlets. Mineralization is composed of 5% disseminated arsenopyrite. An assay returned 1.47 g/t Au (#144771). North of the shear zone, we found a metric iron formation (1-2 m) without any significant gold grade.

11.13. Gold Mineralization – Eade 9 (2008)

The Eade 9 showing is located 4.5 kilometres west of Corvette Lake. It is a folded iron formation less than 1 metre thick. One sampled graded 1.10 g/t (#242363) and the other eleven (11) grab samples gave 17 to 324 ppb Au.

11.14. Gold Mineralization – Eade 10 (2008)

The Eade 10 is located 750 metres southeast of Eade 9. It is an altered sediment located at the base of a 10 metres cliff. The best grab sample graded 0.93 g/t Au (#181435). Mineralization is not visible because the zone is too altered (2x3 m).

11.15. Gold Mineralization – Matton (2009)

This showing was discovered in 2004 by Guillaume Matton (geologist). It is located 2.3 km southeast of the Marco Zone in an intermediate volcanic rock. Best results in 2008 are two grab samples with 2.02 (#179950) and 3.70 (#179873) g/t Au taken 40 m apart. In 2009, a channel sample on the main discovery outcrop returned 745 ppb Au / 4.5 m including 1.49 g/t Au / 2.0 m. Mineralization is composed of less than 8% pyrrhotite, 5% pyrite and 2% arsenopyrite. The mineralization was observed over a thickness of 4.5 metres but it is difficult to follow on other outcrops. The showing was drill-tested this summer (2010) and graded **2.95 g/t Au over 0.95 m**.

ITEM 12 EXPLORATION WORK

During the drilling campaign, we completed two B-horizon geochemistry surveys, collecting nearly 30 samples on each of the Contact and Marco zones. These two gold zones contain pyrite, pyrrhotite and arsenopyrite mineralization. Given that arsenic is a very mobile element, we carried out surveys in the most gold-rich areas to see if we could delineate gold-bearing zones using arsenic as a pathfinder. Our objective was to orient future investigations based on a larger-scale geochemistry survey.

Samples were collected by Robert Oswald, head geologist for the Corvet Est project. The samples were shipped to Laboratoire Expert in Rouyn-Noranda to be analyzed for gold and the Scan-31 package, then shipped to Activation Laboratories Ltd in Ontario.

A total of 56 samples were collected over the two survey areas. Samples were spaced 25 m apart along three lines. Each line was 225 m long and spaced 100 m from the next line. We used the existing cut-line grid on the property to perform the surveys.

12.1. Geochemical survey

The geochemistry survey on the Contact Zone took place on a plateau atop a large ridge. Analytical results for gold (Figure 4) and arsenic (Figure 5) clearly outline the known zone. Two well-defined, parallel and overlapping anomalies are observed, about 100 metres wide or more, directly or slightly south of the Contact Zone in Laguiche migmatites. The highest gold value was 375 ppb Au and 1320 ppm As, obtained in two separate samples spaced 25 m apart along the same line. The results of this survey clearly demonstrate that the survey could be extended along the Guyer / Laguiche border zone to delineate new gold occurrences.

The geochemistry survey on the Marco Zone was established in the west part of Boomerang Lake, an area where gold mineralization is exposed in several trenches. This area is characterized by rugged topography. A depression with large linear outcrops surrounded by mossy ground is observed, as well as a hill to the south. After completing the survey, we realized this location was not the best choice. The Marco Zone occurs within a depression, such that glacial erosion was not as effective and thus sampled sediments contained less material derived from the Marco Zone. The hill to the south turned out to be richer in mossy material than in overburden. Analytical results for gold (Figure 6) and arsenic (Figure 7) show no clearly-defined anomalies south of the Marco gold Zone. There is however a slight increase in As values to the north of Marco. This may be explained by thin arsenopyrite zones observed in certain drill holes to the north of the zone. Unfortunately, these occurrences are generally weakly gold-bearing. Results in this area were not conclusive. But since the topography is quite variable along the Marco Zone, we believe it may be justified to extend the survey along the Marco Zone, and especially along its extensions, where very little information is available.

ITEM 13 DRILLING

We completed seven new drill holes on the Corvet Est property in the summer of 2010: three to test the depth extension of the Marco Zone, three on the Contact Zone and one on the Matton Zone, for a total of 3,361 m (see Table 2 for general information). All drill logs, sections and maps pertaining to the new drilling campaign are provided in appendix.

The drilling campaign began on June 5 and ended on July 27, 2010. Drilling work was carried out by Chibougamau Drilling using a helicopter-portable hydraulic drill rig. All personnel movements and transportation of the various parts of the drill rig in the field were assured by Abitibi Helicopters Ltd, using an AS 350 FX2 helicopter. Almost all the equipment and personnel were moved in from the Cargair outfitters camp to the Corvet Est camp using an Otter-type aircraft equipped with floats.

Members of the Geonordic field crew working on this project were: Robert Oswald (project geologist), Pierre Poisson (consulting geologist), Paul Sawyer (technician), Jérémy Tremblay (technician/coop student), Leonard Coon (assistant technician), Ghislain Guillemette (temporary cook) and Lisette Côté (cook).

Table 2. General information, 2010 drilling campaign, Corvet Est property.

Hole ID	UtmE	UtmN	Line	Station	Azimuth	Dip	Length (m)	Zone
CE-10-75	573800	5905917	L51+00E	St9+70N	N210	-50	139	Matton
CE-10-76	571486	5908076	L19+75E	St15+50N	N207	-66	873	Marco
CE-10-77	571979	5907754	L25+61E	St15+41N	N212	-70	924	Marco
CE-10-78	571761	5907911	L23+00E	St15+50N	N218	-70	939	Marco
CE-10-79	573035	5906176	L43+09E	St7+80N	N210	-50	132	Contact
CE-10-80	569820	5907286	L10+07E	St0+32S	N212	-60	132	Contact
CE-10-81	570228	5907190	L14+00E	St1+13N	N213	-50	222	Contact
						Total	**3361**	

Table 3 lists all samples with gold values above 0.5 g/t Au obtained during the new drilling campaign. Two samples were reanalyzed by metallic sieve due to erratic gold results attributable to a nugget effect. For one sample, we even decided to start over completely (quarter split) to make sure the problem was due to coarse gold and not a result of contamination (CE-10-80). All gold results greater than 500 ppb Au were reanalyzed by gravimetric method.

Table 3. Significant gold intervals 2010 drilling campaign, Corvet Est property.

Hole ID	From	To	Au g/t	Over (m)	Lithology	Mineralization
CE-10-075	27.95	28.9	**2.95**	**0.95**	S or V2 Si+ (Matton)	PY+AS PO<5%
CE-10-075	58.3	58.9	0.51	0.6	I1 FP dyke	2% PYASPO
CE-10-075	58.9	59.4	0.58	0.5	Footwall M16(V3B)	SU?
CE-10-076	547	548	2.3	1	V3B	SU?
CE-10-076	705	707	1.48	2	V1 TY (MARCO)	VN QZ and fold
CE-10-076	711	712	1.51	1	V1 TY (MARCO)	4% ASPOPY
CE-10-076	716.45	717.5	**3.09**	**1.05**	V1 TY (MARCO)	4% ASPOPY
CE-10-076	727	728	0.55	1	V1 TY (MARCO)	SU?
CE-10-077	805	806	1.95	1	V1 TY (MARCO)	SU?
CE-10-077	808.35	808.75	0.55	0.4	V1 TY (MARCO)	2% PYASPO
CE-10-077	815.75	816.3	2.43	0.55	V1 TY (MARCO)	5% ASPYPO
CE-10-077	826.65	833	1.2	6.35	V1 TY (MARCO)	5% ASPOPY
CE-10-077	829	829.6	**5.11**	**0.6**	V1 TY (MARCO)	5% ASPOPY
CE-10-077	832.1	833	2.26	0.9	V1 TY (MARCO)	4% ASPOPY
CE-10-077	897	898	**7.42 (0.26)[1]**	**1**	V3-V2	SU?
CE-10-078	505	506	0.51	1	V3B	PO PY <1%
CE-10-078	795	796	0.43	1	V1 TY (MARCO)	PY PO <1%
CE-10-079	37.37	38	1.78	0.63	S9	40% PYPO 4%AS
CE-10-079	102	103	**3.19**	**1**	I1FP dyke	PY tr

CE-10-80	18	19	**51.72 (14.52)[1] (10.53)[2]**	**1**	V3B	POPYCP<1% /1cm
CE-10-80	38	39	**4.01**	**1**	V3B	2% PYPOAS / 55cm
CE-10-80	86	87	1.65	1	V3B	SU tr
CE-10-80	112	113	0.89	1	M(S)	CP trace
CE-10-80	126	127	1.34	1	M21	PY
CE-10-81	122	123	0.75	1	V3-V2 CK	4% PYPO / 25cm
CE-10-81	186	187	1.54	1	M21	PYPO tr
CE-10-81	200	201	1.03	1	M21	2% PY
CE-10-81	204	205	0.69	1	M21	PY?
CE-10-81	214	215	0.58	1	M21	PY?

1- Analyzed by metallic sieve method.
2- Quarter split analyzed by gravimetric method.

13.1. Matton Zone

Drill hole **CE-10-75** (139 m) was drilled to assess the gold potential of the Matton showing discovered in 2004. Encountered lithologies include intermediate tuffs, mafic lavas, sediments (S3, S6A, S GP+++ and S9B), felsic dykes (with AS-PY), ending in Laguiche metatexites. This drill hole also provided an explanation for the IP anomaly associated with the Matton showing, in the form of a strongly graphitic sedimentary layer (50 cm) and an oxide-facies iron formation (1.10 m). The Matton Zone in drill hole consisted in a silicified zone with 5% AS-PY-PO that graded **2.95 g/t Au over 0.95 m.** On surface and in drill hole, feldspar porphyry dykes (I1 FP) are commonly anomalous in gold, as shown by a grade of **0.51 g/t Au over 0.6 m** in the dyke and **0.58 g/t over 0.5 m** in the dyke footwall.

13.2. Marco Zone

Drill holes **CE-10-76** (873 m) and **CE-10-77** (924 m) were drilled to test the depth continuity of ore shoots in the Marco Zone (**see Longitudinal section of the Marco Zone**). We intersected a pile of mafic and intermediate lavas, intermediate and felsic tuffs, before reaching the Marco unit: a felsic lapilli and block tuff ranging from 75 to 93 m true thickness (**see Longitudinal section of the Marco Zone / Dacite true thickness**). This tuff unit is generally deformed, and in the most strongly deformed areas (mylonitized) is where gold mineralization is observed.

The Marco Zone is characterized by several small discontinuous mineralized zones occasionally reaching up to thirty metres wide, with barren intervals over several metres. In drill hole **CE-10-76**, we observed several intervals with 4% AS-PO-PY mineralization. Analytical results subsequently revealed several other gold-bearing zones that were not readily apparent during core logging. These gold-bearing zones range from one to two metres in thickness, with several metres of barren rock separating each zone. The best interval graded **3.09 g/t Au over 1.05 m**; all highlights are listed in **Table 3.**

In drill hole **CE-10-77**, almost all of the gold-bearing zones, save one, were described and identified with up to 8% AS-PY-PO. We obtained an interval grading **1.2 g/t Au over 6.35 m** including **5.11 g/t Au over 0.6 m** and **2.26 g/t Au over 0.9 m**. Visually, during core logging, the various gold-bearing mineralized zones that make up the Marco Zone appeared more promising than analytical results revealed in the end. All highlights are listed in **Table 3**.

It appears that spatially, the mineralized interval is not always in the same location. In drill hole **CE-10-76 (see Section E2025)**, the mineralization is located near the lower contact, in the tuff unit, whereas in drill hole **CE-10-77 (see Section E2600)**, the mineralization is located in the centre of the tuff unit, indicating the need for systematic sampling in the Marco unit.

Drill hole **CE-10-78** (939 m) was collared between drill holes **CE-10-76** and **CE-10-77**. Our objective was to test the Marco Zone at depth, between the two ore shoots (**see Longitudinal section of the Marco Zone**). We wanted to investigate the possibility that the two ore shoots may eventually merge. The Marco Zone was intersected between 754.2 and 798.2 m. The lower contact is uncertain, but features typical of the unmineralized Marco Zone are clearly distinguished within this interval. Sulphides (PY-PO) are generally present in trace amounts. We obtained a weakly anomalous gold grade of **0.43 g/t Au over 1 m**, located near the lower contact (**see Section E2300**). Mineralization is composed of <1% PY-PO, with no visible arsenopyrite within the tuff. In this location, the tuff has a minimum true thickness of 37 m, since the location of the lower contact is uncertain. Analytical results for gold indicate the two ore shoots are still clearly distinct at a depth of -290 m (ASL).

We did obtain a few gold-bearing intervals outside of the felsic lapilli and block tuff in the three drill holes, but we do not believe the latter justify further work in a future drilling campaign (**see Table 3**). In drill hole **CE-10-77**, one sample initially yielded a grade of **7.42 g/t Au over 1 m** in an intermediate lava. A second analysis by metallic sieve was completed on the same sample, yielding a grade of **0.26 g/t Au over 1 m**, which considerably reduced our interest in this interval.

13.3. Contact Zone

Drill hole **CE-10-79** (132 m) was drilled to investigate an area where mafic lavas yielded anomalous gold values, with several surface grab samples grading 2.12 to 9.63 g/t Au in previous work programs. The drill hole began in mafic lavas, followed by iron formation with highly variable amounts of PO, PY, and AS. Then came sediments, followed by mafic lavas, up to the contact (at 105.6 m) with Laguiche metatexites. We did observe a few intervals with weak sulphide mineralization in the mafic lavas, but with no significant gold values. An iron formation (**1.78 g/t Au over 0.63 m**) and a feldspar porphyry dyke (**3.19 g/t Au over 1 m**) yielded anomalous gold values (Table 3).

Drill hole **CE-10-80** (132 m) tested a small gold-bearing zone exposed in trench TR-CE-04-029. In this drill hole, we mainly observed mafic lavas with minor sediments and intermediate tuffs. The Guyer / Laguiche contact was crossed at 92.33 m. A few weakly mineralized zones were intersected and we obtained several results with anomalous gold (**0.89 to 51.72 g/t Au over 1 m**) in both mafic lavas and Laguiche metatexites (Table 3). The sample that graded **51.72 g/t Au** was reanalyzed by metallic sieve, yielding a grade of **14.52 g/t Au**. Suspecting the possibility of contamination, we prepared a second sample by quarter split. Gravimetric analysis yielded a grade of **10.53 g/t Au** for the same interval. What we believed to be contamination was in fact the result of a nugget effect.

Drill hole **CE-10-81** (222 m) was drilled to test if the Contact Zone extended at depth, to the southeast of drill hole **CE-04-14**. We mainly observed mafic to intermediate lavas with minor sediments and possibly intermediate tuffs. PY and PO mineralization was overall very weak. The contact with Laguiche metatexites was crossed at 177.9 m. The metatexites are anomalous in gold, with **236 ppb Au over 40 m**, and two samples graded **1.03 and 1.54 g/t Au over 1 m** (Table 3). Pyrite (tr-4%) occurs as coatings on biotite. Despite its low gold content, the Contact Zone does indeed extend in this area and appears to have further potential.

ITEM 14 SAMPLING METHODS AND APPROACH

Core from drilling and geochemical samples collected during the 2010 program were sent for quantitative elemental concentration assay to Laboratoire Expert Inc., Rouyn-Noranda (Quebec) and Activation Laboratories Ltd, Ancaster (Ontario). Soils samples have been collected with a soil auger and located with the use of a GPS instrument.

All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel of Geonordic Technical Services. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the Laboratoire Expert Inc. (Rouyn-Noranda, Quebec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then shipped by airplane to Cargair then loaded on pick-up truck for transport to Rouyn-Noranda where the Geonordic Technical Services personnel delivered them to the Laboratoire Expert Inc. sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the Laboratoire Expert Inc. preparation laboratory in Rouyn-Noranda to >70% passing 2 mm. A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process is pulverized using a ring mill to >85% passing 75 µm (200 mesh). From each such pulp, a 100-g sub-sample was obtained for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Most of the sample were analysed for gold only by fire assay using 30 grams of pulp, with a detection limit of 5 ppb. All values over 500 ppb were re-assayed by fire assay and gravimetric finish.

The samples taken at surface during the prospection were analyzed for gold by the same method and for 31 other elements, including Ag, Cu and Mo, by plasma (scan ICP-EOS) following an extraction by aqua regia. Some samples were taken for whole rock assays by plasma (ICP 4B) to confirm their composition and lithological name. The pulp of the samples analysed by plasma were send by Laboratoire Expert Inc. to Activation Laboratories Ltd, who performed those assays at their Ancaster (Ontario) facilities.

The WRC (Whole-Rock) package was selected for samples having only low content in sulphides. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta or tetra borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetry method applied after heating at 1000°C.

ITEM 16 DATA VERIFICATION

Since 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration works. This program includes the addition of blank samples and certified standards sent for analysis. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy.

Neither contamination nor analytical accuracy problems have been detected in the assays performed on blanks and standards of the Corvet Est property in 2010 (Table 4).

If we compare the average value obtained for certified standards from our laboratory and the grade indicated by the manufacturer, our lab results are generally 1% lower. This is not sufficient to raise doubts about the analytical accuracy of Laboratoire Expert Inc.

Only a few samples containing coarse gold were analyzed by metallic sieve or by gravimetric method, to accurately determine their gold content. We believe gold results for the 2010 drilling campaign are reliable.

Table 4. Standard and blank of the 2010 drilling program.

Samples	Blank (<5ppb)	SF45 (0.848 g/t)	SH41 (1.344 g/t)	SL46 (5.867 g/t)	SP37 (18.14 g/t)
163542	<5				
163543			1.336		
163589	<5				
163590		0.848			
163610	<5				
163611		0.849			
163685	<5				
163686					17.93
163745	<5				
163746				5.786	
163790				5.772	
163844	<5				
163845		0.859			
163894	<5				
163895			1.323		
163950				5.784	
163992					18.27
164542		0.851			
164563	<5				
164564			1.256		
164646	<5				
164647				5.821	
164695					18.21
164729	<5				
164730		0.850			
164751		0.852			
164805			1.302		
164851				5.783	
164928	<5				
164929					17.93
164991		0.847			
165047			1.322		
165081	<5				
165082					18.15
165143		0.858			
165194	<5				
165195			1.314		
165241	<5				

165242					18.05
165298			1.329		
165326	5				
165327		0.851			
165394				5.749	
165425	<5				
165426					18.03
165478	<5				
165479		0.855			
213550			1.322		
213596	<5				
213597				5.780	
213646		0.850			
213699	<5				
213700			1.355		
213751				5.901	
213787	<5				
213834		0.857			
213836	<5				
213870			1.346		
213889	<5				
213920					18.24
213940	<5				
213960				5.838	
213990	<5				
214010		0.848			
214040	<5				
214060			1.325		
214090	<5				
214110					17.73
214130	<5				
214140	<5				
214160				6.113	
214190	<5				
214210		0.843			
214238	<5				
214260			1.377		
214284	<5				
214311					17.73
214344	<5				
214368				5.846	

214384	<5				
214410		0.855			
214442	<5				
214463			1.376		
Average	<5	0.852	1.329	5.834	18.02

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The bedrock on the Corvet Est property consists in a volcano-sedimentary belt thrust onto the Laguiche Group (migmatized paragneiss). The belt is generally composed of basalt and wacke with minor iron formations, ultramafic dykes and conglomerate. The exception is in the area southeast of Corvette Lake where we have an important quantity of felsic to intermediate tuffs and flows. It was also in this area where we found our two principal gold-bearing structures: the Contact and Marco zones. Several minor showings where also discovered along Corvet Est project.

The mineralization of the Marco Zone has been followed on outcrops, trenches and in drill holes over a strike length at least of 4 km, over a true width of 1.8 to 40 m, with grades from 1 to 10 g/t Au. In the eastern part, the mineralization and alteration are fading in outcrops (DT-CE-08-135 and CP-05-090). Samples returned no significant grades for gold. In the western part, the Marco Zone does not outcrop west of trench TR-CE-04-018 but we found in 2008 six boulders down-ice that are suggesting a western extension. Boulder samples graded up to 4.22 g/t. The dacitic unit has been traced from Line 13E to Line 52E.

To date, overall drill results on the Marco Zone can be used to build a realistic model of its geometry. The new drill holes confirmed the interpretation that two distinct ore shoots are indeed present (**see Longitudinal section of the Marco Zone**). These two ore shoots have a limited extent, with less than 300 m in width and ranging from a few metres up to forty metres in thickness (**CE-10-23**) with a vertical plunge. To refine the model, new drill holes could be drilled to fill remaining gaps. However, the results of this latest campaign (**Table 3**) were disappointing. Gold values were lower than expected.

Best results include, in drill hole **CE-10-76**, a grade of **3.09 g/t Au over 1.05 m** and in drill hole **CE-10-77**, a grade of **1.2 g/t Au over 6.35 m**. No significant results were obtained in drill hole **CE-10-78**. Merging of the two ore shoots may occur, but at greater depth than we initially thought. Since it was discovered in 2003, this zone has been tested over less than 2-km strike length, and lateral extensions have yet to be investigated.

The Contact Zone is located at the faulted contact between the volcano-sedimentary belt and migmatized paragneisses of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and occasionally in the highly deformed paragneiss. Interesting gold values have been obtained all along this contact, which is exposed for about 5 km, but the width is often just about 1 m. The new drilling campaign investigated the Contact Zone in various locations along the Guyer / Laguiche contact. We obtained anomalous gold values. A few areas with minor mineralization were observed and several anomalous gold values were obtained (**0.89 to 10.53 g/t Au over 1 m**) in both mafic lavas and Laguiche metatexites (Table 3). Despite the presence of some interesting gold values, the thickness of mineralized zones remains uneconomic for the moment. In drill hole **CE-10-81**, metatexites are anomalous in gold, with **236 ppb Au over 40 m** and two samples graded **1.03 and 1.54 g/t Au** over one metre each (Table 3). To date, the Contact Zone has mostly been drill-tested along the western segment (see Longitudinal section of the Contact Zone), but we believe it also has potential across the entire main grid and possibly beyond, along its extensions. Investigations should be continued along the contact.

The Matton showing is located 2.3 km southeast of the Marco Zone in intermediate sedimentary rocks. The showing was channel sampled over 4.5 m length; samples graded 745 ppb Au / 4.5 m, including 1490 ppb Au / 2.0 m. Gold is associated with subhorizontal quartz stockworks that host up to 15% sulphides. This showing is associated with a strong IP anomaly in mafic to sedimentary rocks that follow the contact with migmatized Laguiche sediments. The new drill hole, CE-10-75, made it possible to get a continuous sample across the entire area of interest. Gold mineralization at the Matton showing turned out to be minor, with **2.95 g/t Au over 0.95 m**. We do not recommend further drilling on this showing and its immediate surroundings for the moment.

Overall, prospecting and mapping work has successfully uncovered most of the mineralized outcrops on the property, but a large part of the property is covered with overburden. Areas left to prospect are becoming scarce over the years, and new exposed mineralization is becoming more and more difficult to find using traditional methods. Based on this, we proposed last year to perform geochemical surveys by collecting soil samples in the B-horizon, in the best areas along the Marco and Contact zones.

Results indicate (see 12.1 Geochemical survey) that the Contact Zone could be easily delineated by following gold and arsenic anomalies. In the Marco Zone however, it appears that the selected testing area was inappropriate. We are still confident however in the potential value of extending this survey to cover areas where very little information is available. Analytical results for base metals did not yield significant values for the two zones, but may prove useful in other underexplored areas of the property.

ITEM 22 RECOMMENDATIONS

Since the discovery in 2003 of the Contact and Marco zones, we have performed numerous field campaigns using various exploration methods on the Corvet Est project. A total of 3,600 samples from outcrops, trenches, and float were collected over the entire property. To date, the Contact and Marco Zones represent the two most important areas that contain the largest number of gold-bearing samples. In recent years, despite sustained efforts, we have not found a new gold target that would enable us to refocus the project on a third zone.

We know that many areas, such as to the south of Corvette Lake or south of the Eade-Till grid, have no outcrops due to a thick cover of unconsolidated deposits and in these areas, traditional prospecting methods are ineffective. At this time, we do not recommend further reconnaissance work for the coming summer.

Based on the results of work carried out in 2010, we believe it would be worthwhile to extend the B-horizon geochemistry survey (Figure 8) to cover parts of the grid where the Contact and Marco zones were mapped, as well as along their extensions. We also recommend the addition of several lines to the south of the contact, to test Laguiche rocks, and to the north to cover as much of the property stratigraphy as possible.

We are proposing a geochemistry survey whereby 2,387 soil samples (B-horizon) will be collected and analyzed for gold and the Scan-31 package. A preliminary budget of CA$181,538 is estimated for a field survey of 13 days. We are not considering additional drilling targets at this time; we believe it would be preferable to wait for the results of the geochemistry survey before proposing further drilling.

Budget CE 2011	Geology
Salaries	$36,685
Transportation	$39,520
Lodging and food	$12,240
Contract	$0
Field expenditures	$3,300
Assays	$53,614
Permit renewal	$28,248
Contingency	$7,931
Total:	CA$181,538

ITEM 23 REFERENCES

Chénard D., 2005 – Lac Eade : Summer 2004 geological reconnaissance. Virginia Gold Mines Inc. 16 pages.

Ciesielski, A., 1984 – Géologie de La Grande Rivière (Chisasibi – LG-3), sous-province de la Baie James, Québec. Geological Survey of Canada, Open File Map 379.

Crevier M., 1979 – Levés géologiques, géochimique et radiométrique, projet 701-1378-41. Société de Développement de la Baie James; GM-38183, 36 pages.

Eade K.E., 1966 – Fort George River and Kaniapiskau River (west half) map-areas, New Québec. Geological Survey of Canada; paper 339, 120 pages.

Gauthier M., Larocque M. and Chartrand F., 1997 – Cadre géologique, style et répartition des minéralisations métalliques du bassin de La Grande Rivière, Territoire de la Baie James. Ministère des Ressources naturelles; MB 97-30, 65 pages.

Gleeson C.F., 1975 – Report on Lake Sediments Geochemical Survey – 1975 Areas “A” and “B”. Société de Développement de la Baie James.

Hocq M., 1985 – Géologie de la région des lacs Campan et Cadieux, territoire du Nouveau-Québec. Ministère de l’Énergie et des Ressources; ET 83-05, 178 pages.

Larose P.Y., 1978 – Projet : Vérification d’anomalies géochimiques Permis SDBJ # 3. Société de Développement de la Baie James.

Mouge P., Paul R., 2005 – Levé de gradiométrie magnétique héliportée «Helimager» sur la propriété du Lac Eade (Baie James, Québec, Canada). 13 pages.

Oswald R., 2004 – Technical report and recommendations, 2003 work campaign and winter 2004 drilling program, Corvet Est property, Quebec. Virginia Gold Mines Inc.

Oswald R., 2009 – Technical Report on Summer 2008 FieldWork, Corvet Est project, Quebec. Virginia Gold Mines Inc – Goldcorp inc, february 2009, 53 pages.

Oswald R., 2010 – Technical Report on Summer 2009 FieldWork, Corvet Est project, Quebec. Virginia Gold Mines Inc – Goldcorp inc, january 2010, 50 pages.

Otis M., 1975 – Projet de géochimie de lacs (lacVillage). Société de Développement de la Baie James.

Ouellette J-F., 2008 – Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Quebec. Virginia Mines Inc. 27 pages.

Perry C., 2005 – Technical report and recommendations, summer-autumn 2004 exploration program, Corvet Est property, Quebec. Virginia Gold Mines Inc. 32 pages.

Perry C., 2006 – Technical Report on Summer 2005 Reconnaissance and Drilling Program, Corvet Est and Lac Eade Projects, Québec. Virginia Gold Mines Inc. 28 pages.

Perry C., 2007 – Technical Report on Summer 2006 Reconnaissance and Drilling Program, Corvet Est Project, Québec. Virginia Mines Inc. 34 pages.

St-Hilaire C., 1998 – Levé électromagnétique et magnétique héliporté, Bloc lac Corvet Est,Région de La Grande Rivière, 19 pages.

Savard M., 2004 – Propriété Corvet Est, ''Sao Porphyry'', Note de service octobre 2004. Mines d'Or Virginia, 3 pages.

Sharma K.N.M., 1977a – Région de la Grande Rivière. Ministère des Richesses Naturelles; RG-184, 75 pages.

Sharma K.N.M., 1977b – La Grande Rivière area (projet 1976 project). Ministère des Richesses naturelles; DPV-493, 18 pages.

Sharma K.N.M., 1978 – La Grande Rivière area (projet 1977 project). Ministère des Richesses naturelles; DPV-558, 32 pages.

Sharma K.N.M., 1996 – Légende générale de la carte géologique. Ministère des Richesses naturelles, Sigéom; MB-96-28, 89 pages.

Simoneau P., Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 8 pages.

Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 9 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Robert Oswald, reside at 914, 28th avenue Montreal (Quebec), H1A 4M5, and hereby certify that:

I am currently a project geologist of Services Techniques Geonordic Inc. (STG), 1045 Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université de Montréal in Montreal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist in 1987 to 1997 and since 2003 for Geonordic.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 493.

I am a Qualified Person with respect to the Corvet Est in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Corvet Est project between 2003 – 2005, 2008 to 2010.

I participated in the summer drilling program 2010. I wrote and supervised the preparation and edited all maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montreal, Qc, this 28th day of February 2011.

Robert Oswald, B.Sc., P. Geo.

VIRGINIA MINES INC. / GOLDCORP INC.

CORVET EST PROPERTY

Project Location



76°00' W
74°00' W
53°00' N
52°00' N
Radisson
LG-3
LG-4
Mirage
Trans-Taiga road
33 G
33 F
33 H
33 C
33 B
KM381
James Bay road
N
CORVET EST PROPERTY
Radisson
Chibougamau
Virginia's CDC
0
50
100
Kilometers

FIGURE 1

VIRGINIA MINES INC. / GOLDCORP INC.

CORVET EST PROPERTY

Claim location


74°30' W
74°00' W
53°30' N
53°15' N
N
Trans-Taiga road
33 H/05
33 G/02
33 H/04
0
5
10
Kilometers

FIGURE 2

VIRGINIA MINES INC. / GOLDCORP INC.

CORVET EST PROPERTY

Regional geology



74°30' W
74°00' W
53°30' N
53°15' N
N
33 G/07
33 G/08
33 H/05
33 G/02
33 G/01
33 H/04
I1D
I1G
I3A
I3B
S3(M4)
S4
M4(M22)
M16(V3B)
M20
V1D
V2[TU]
0
5
10
Kilometers

For lithological codes see appendix 2

FIGURE 3



VIRGINIA MINES INC. / GOLDCORP INC.
CORVET EST PROPERTY
Contact Zone - Soil sampling 2010 - Au(ppb)
CE-06-51
1.58 g/t / 1.0m
1.71 g/t / 1.0m
M16(V3B)
6.74 / 2.0m
1.27
6.41 / 0.6m
S4
CE-04-26
2.78 g/t / 1.0m
86 Soil sample (Au ppb)
Showing Au g/t
0.89 / 1.0m
CE-04-11
1030 g/t / 0.3m
1.20
0.62
30.82
3.70
1.13
13.05 / 1.35m
CE-04-27
8.50 g/t / 1.0m
4.18
15.46 / 0.8m
5.28
4.61 / 1.0m
12.00
10.32
8.23 g/t / 0.5m
1.20
1.44 / 0.8m
0.81 / 1.25m
M4(M22)
2.81 / 0.3m
14.64
27.17
(bloc)
CE-05-42
3.09 g/t 1.0m
0
40
80
Meters
FIGURE 4

For lithological codes see appendix 2


VIRGINIA MINES INC. / GOLDCORP INC.
CORVET EST PROPERTY
Contact Zone - Soil sampling 2010 - As(ppm)
CE-06-51
1.58 g/t / 1.0m
1.71 g/t / 1.0m
N
Soil sample (As ppm)
Showing Au g/t
M16(V3B)
M4(M22)
S4
CE-04-26
2.78 g/t / 1.0m
CE-04-11
1030 g/t / 0.3m
CE-04-27
8.50 g/t / 1.0m
CE-05-42
3.09 g/t 1.0m
6.74 / 2.0m
1.27
6.41 / 0.6m
0.89 / 1.0m
5.28
1.20
0.62
30.82
3.70
1.13
13.05 / 1.35m
4.18
15.46 / 0.8m
4.61 / 1.0m
12.00
10.32
8.23 g/t / 0.5m
1.20
1.44 / 0.8m
0.81 / 1.25m
2.81 / 0.3m
14.64
27.17
(bloc)
0
40
80
Meters
FIGURE 5

For lithological codes see appendix 2


VIRGINIA MINES INC. / GOLDCORP INC.
CORVET EST PROPERTY
Marco Zone - Soil sampling 2010 - Au(ppb)
CE-07-55
1.37 g/t / 1.0m
CE-06-46
CE-07-56
2.91 g/t / 1.0m
1.17 g/t / 2.0m
M16(V3B)
V1D
V2TU
Soil sample (Au ppb)
Showing Au g/t
Till sample
Total of gold grains
3.46
(bloc)
0.51
(bloc)
2.37
(bloc)
4.22
(bloc)
0.69
(bloc)
0.62
CE-05-43
8.39 g/t / 2.3m
1.47 / 1.0m
1.21 / 1.12m
1.68 / 1.0m
3.38 / 2.0m
0.58 / 1.0m
0.70
2.02
1.20
3.62 / 2.0m
M16(V3B)
V1D/V2
0
40
80
Meters
FIGURE 6
For lithological codes see appendix 2


VIRGINIA MINES INC. / GOLDCORP INC.
CORVET EST PROPERTY
Marco Zone - Soil sampling 2010 - As(ppm)
CE-07-55
1.37 g/t / 1.0m
CE-06-46
CE-07-56
2.91 g/t / 1.0m
1.17 g/t / 2.0m
M16(V3B)
V1D
V2TU
Soil sample (As ppm)
Showing Au g/t
Till sample
Total of gold grains
3.46 (bloc)
4.22 (bloc)
0.51 (bloc)
2.37 (bloc)
0.69 (bloc)
0.62
CE-05-43
8.39 g/t / 2.3m
1.47 / 1.0m
1.21 / 1.12m
1.68 / 1.0m
3.38 / 2.0m
0.58 / 1.0m
0.70
2.02
1.20
3.62 / 2.0m
V1D/V2
0 40 80
Meters
FIGURE 7
For lithological codes see appendix 2

VIRGINIA MINES INC. / GOLDCORP INC.

CORVET EST PROPERTY

Geochemical survey proposal - Summer 2011



N
Marco zone
Contact zone
Geochemical survey 2010
Contact zone survey
Marco zone survey
Belt extension survey
Unexplained IP anomalies
0
400
800
Meters
FIGURE 8

Appendix 1 : Claims list

List of claims						
CDC - Corvet Est						
Mines Virginia inc. (50%) &						
Goldcorp inc. (50%)						
Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
1104758	33 H/05	51.49	7	7	20021107	20121106
1104759	33 H/05	51.49	7	8	20021107	20121106
1104760	33 H/05	51.49	7	9	20021107	20121106
1104761	33 H/05	51.49	7	10	20021107	20121106
1104762	33 H/05	51.48	8	5	20021107	20121106
1104763	33 H/05	51.48	8	6	20021107	20121106
1104764	33 H/05	51.48	8	7	20021107	20121106
1104765	33 H/05	51.48	8	8	20021107	20121106
1104766	33 H/05	51.48	8	9	20021107	20121106
1104767	33 H/05	51.47	9	3	20021107	20121106
1104768	33 H/05	51.47	9	4	20021107	20121106
1104769	33 H/05	51.47	9	5	20021107	20121106
1104770	33 H/05	51.47	9	6	20021107	20121106
12823	33 H/05	51.51	5	15	20040130	20120129
12824	33 H/05	51.51	5	16	20040130	20120129
12825	33 H/05	51.51	5	17	20040130	20120129
12826	33 H/05	51.50	6	10	20040130	20120129
12827	33 H/05	51.50	6	11	20040130	20120129
12828	33 H/05	51.50	6	12	20040130	20120129
12829	33 H/05	51.50	6	13	20040130	20120129
12830	33 H/05	51.50	6	14	20040130	20120129
12831	33 H/05	51.50	6	15	20040130	20120129
12832	33 H/05	51.50	6	16	20040130	20120129
12833	33 H/05	51.50	6	17	20040130	20120129
12834	33 H/05	51.49	7	4	20040130	20120129
12835	33 H/05	51.49	7	5	20040130	20120129
12836	33 H/05	51.49	7	6	20040130	20120129
12837	33 H/05	51.49	7	15	20040130	20120129
12838	33 H/05	51.49	7	16	20040130	20120129
12839	33 H/05	51.49	7	17	20040130	20120129
12840	33 H/05	51.48	8	1	20040130	20120129
12841	33 H/05	51.48	8	2	20040130	20120129
12842	33 H/05	51.48	8	3	20040130	20120129
12843	33 H/05	51.48	8	4	20040130	20120129
12844	33 H/05	51.48	8	15	20040130	20120129
12845	33 H/05	51.48	8	16	20040130	20120129
12846	33 H/05	51.48	8	17	20040130	20120129
12847	33 H/05	51.47	9	1	20040130	20120129
12848	33 H/05	51.47	9	2	20040130	20120129
12849	33 H/05	51.47	9	15	20040130	20120129
12850	33 H/05	51.47	9	16	20040130	20120129
12851	33 H/05	51.46	10	1	20040130	20120129
12852	33 H/05	51.46	10	2	20040130	20120129
12853	33 H/05	51.46	10	3	20040130	20120129
12854	33 H/05	51.46	10	4	20040130	20120129
12855	33 H/05	51.46	10	5	20040130	20120129
12856	33 H/05	51.46	10	6	20040130	20120129
12857	33 H/05	51.46	10	7	20040130	20120129
12858	33 H/05	51.46	10	8	20040130	20120129

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
12859	33 H/05	51.46	10	11	20040130	20120129
12860	33 H/05	51.46	10	12	20040130	20120129
12861	33 H/05	51.46	10	13	20040130	20120129
12862	33 H/05	51.46	10	14	20040130	20120129
12863	33 H/05	51.46	10	15	20040130	20120129
12864	33 H/05	51.46	10	16	20040130	20120129
12865	33 H/05	51.45	11	6	20040130	20120129
12866	33 H/05	51.45	11	7	20040130	20120129
12867	33 H/05	51.45	11	8	20040130	20120129
12868	33 H/05	51.45	11	9	20040130	20120129
12869	33 H/05	51.45	11	10	20040130	20120129
12870	33 H/05	51.45	11	11	20040130	20120129
12871	33 H/05	51.45	11	12	20040130	20120129
12872	33 H/05	51.45	11	13	20040130	20120129
12873	33 H/05	51.45	11	14	20040130	20120129
12874	33 H/05	51.44	12	8	20040130	20120129
12875	33 H/05	51.44	12	9	20040130	20120129
12876	33 H/05	51.44	12	10	20040130	20120129
12877	33 H/05	51.44	12	11	20040130	20120129
12878	33 H/05	51.44	12	12	20040130	20120129
25912	33 H/05	51.51	5	18	20040708	20120707
25913	33 H/05	51.51	5	19	20040708	20120707
25914	33 H/05	51.51	5	20	20040708	20120707
25915	33 H/05	51.50	6	18	20040708	20120707
25916	33 H/05	51.50	6	19	20040708	20120707
25917	33 H/05	51.50	6	20	20040708	20120707
25918	33 H/05	51.45	11	1	20040708	20120707
25919	33 H/05	51.45	11	2	20040708	20120707
25920	33 H/05	51.45	11	3	20040708	20120707
25921	33 H/05	51.45	11	4	20040708	20120707
25922	33 H/05	51.45	11	5	20040708	20120707
25923	33 H/05	51.44	12	1	20040708	20120707
25924	33 H/05	51.44	12	2	20040708	20120707
25925	33 H/05	51.44	12	3	20040708	20120707
25926	33 H/05	51.44	12	4	20040708	20120707
25927	33 H/05	51.44	12	5	20040708	20120707
25928	33 H/05	51.44	12	6	20040708	20120707
25929	33 H/05	51.44	12	7	20040708	20120707
25930	33 G/08	51.43	12	24	20040707	20120706
25931	33 G/08	51.43	12	25	20040707	20120706
25932	33 G/08	51.43	12	26	20040707	20120706
25933	33 G/08	51.43	12	27	20040707	20120706
25934	33 G/08	51.42	13	1	20040707	20120706
25935	33 G/08	51.42	13	2	20040707	20120706
25936	33 G/08	51.42	13	3	20040707	20120706
25937	33 G/08	51.42	13	4	20040707	20120706
25938	33 G/08	51.42	13	5	20040707	20120706
25939	33 G/08	51.42	13	6	20040707	20120706
25940	33 G/08	51.42	13	7	20040707	20120706
25941	33 G/08	51.42	13	23	20040707	20120706
25942	33 G/08	51.42	13	24	20040707	20120706
25943	33 G/08	51.42	13	25	20040707	20120706
25944	33 G/08	51.42	13	26	20040707	20120706
25945	33 G/08	51.42	13	27	20040707	20120706
25946	33 G/08	51.42	13	28	20040707	20120706

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
25947	33 G/08	51.42	13	29	20040707	20120706
25948	33 G/08	51.42	13	30	20040707	20120706
25949	33 G/08	51.41	14	1	20040707	20120706
25950	33 G/08	51.41	14	2	20040707	20120706
25951	33 G/08	51.41	14	3	20040707	20120706
25952	33 G/08	51.41	14	4	20040707	20120706
25953	33 G/08	51.41	14	5	20040707	20120706
25954	33 G/08	51.41	14	6	20040707	20120706
25955	33 G/08	51.41	14	7	20040707	20120706
25956	33 G/08	51.41	14	27	20040707	20120706
25957	33 G/08	51.41	14	28	20040707	20120706
25958	33 G/08	51.41	14	29	20040707	20120706
25959	33 G/08	51.41	14	30	20040707	20120706
25960	33 G/08	51.42	13	31	20040707	20120706
25961	33 G/08	51.42	13	32	20040707	20120706
25962	33 G/08	51.41	14	31	20040707	20120706
25963	33 G/08	51.41	14	32	20040707	20120706
25964	33 G/08	51.41	14	33	20040707	20120706
25965	33 G/08	51.41	14	34	20040707	20120706
25966	33 G/08	51.41	14	35	20040707	20120706
25967	33 G/08	51.42	14	36	20040707	20120706
25968	33 G/08	51.42	14	37	20040707	20120706
25969	33 G/08	51.40	15	35	20040707	20120706
25970	33 G/08	51.41	15	36	20040707	20120706
25971	33 G/08	51.41	15	37	20040707	20120706
25972	33 G/07	51.43	12	45	20040707	20120706
25973	33 G/07	51.43	12	46	20040707	20120706
25974	33 G/07	51.43	12	47	20040707	20120706
25975	33 G/07	51.43	12	48	20040707	20120706
25976	33 G/07	51.43	12	49	20040707	20120706
25977	33 G/07	51.43	12	50	20040707	20120706
25978	33 G/07	51.43	12	51	20040707	20120706
25979	33 G/07	51.43	12	52	20040707	20120706
25980	33 G/07	51.43	12	53	20040707	20120706
25981	33 G/07	51.43	12	54	20040707	20120706
25982	33 G/07	51.43	12	55	20040707	20120706
25983	33 G/07	51.43	12	56	20040707	20120706
25984	33 G/07	51.43	12	57	20040707	20120706
25985	33 G/07	51.43	12	58	20040707	20120706
25986	33 G/07	51.43	12	59	20040707	20120706
25987	33 G/07	51.42	13	45	20040707	20120706
25988	33 G/07	51.42	13	46	20040707	20120706
25989	33 G/07	51.42	13	47	20040707	20120706
25990	33 G/07	51.42	13	48	20040707	20120706
25991	33 G/07	51.42	13	49	20040707	20120706
25992	33 G/07	51.42	13	50	20040707	20120706
25993	33 G/07	51.42	13	51	20040707	20120706
25994	33 G/07	51.42	13	52	20040707	20120706
25995	33 G/07	51.42	13	53	20040707	20120706
25996	33 G/07	51.42	13	54	20040707	20120706
25997	33 G/07	51.42	13	55	20040707	20120706
25998	33 G/07	51.42	13	56	20040707	20120706
25999	33 G/07	51.42	13	57	20040707	20120706
26000	33 G/07	51.42	13	58	20040707	20120706
26001	33 G/07	51.42	13	59	20040707	20120706

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
26002	33 G/07	51.42	13	60	20040707	20120706
26003	33 G/07	51.41	14	52	20040707	20120706
26004	33 G/07	51.41	14	53	20040707	20120706
26005	33 G/07	51.41	14	54	20040707	20120706
26006	33 G/07	51.41	14	55	20040707	20120706
26007	33 G/07	51.41	14	56	20040707	20120706
26008	33 G/07	51.41	14	57	20040707	20120706
26009	33 G/07	51.41	14	58	20040707	20120706
26010	33 G/07	51.41	14	59	20040707	20120706
26011	33 G/07	51.41	14	60	20040707	20120706
26012	33 G/07	51.40	15	55	20040707	20120706
26013	33 G/07	51.40	15	56	20040707	20120706
26014	33 G/07	51.40	15	57	20040707	20120706
26015	33 G/07	51.40	15	58	20040707	20120706
27583	33 H/05	51.51	5	12	20040716	20120715
27584	33 H/05	51.51	5	13	20040716	20120715
27585	33 H/05	51.51	5	14	20040716	20120715
27596	33 H/05	51.50	6	8	20040716	20120715
27597	33 H/05	51.50	6	9	20040716	20120715
27664	33 G/08	51.43	12	28	20040715	20120714
27665	33 G/08	51.43	12	29	20040715	20120714
27666	33 G/08	51.43	12	30	20040715	20120714
27667	33 G/08	51.42	13	8	20040715	20120714
27668	33 G/08	51.42	13	9	20040715	20120714
27669	33 G/08	51.42	13	10	20040715	20120714
27670	33 G/08	51.42	13	11	20040715	20120714
27671	33 G/08	51.42	13	12	20040715	20120714
27672	33 G/08	51.42	13	13	20040715	20120714
27673	33 G/08	51.42	13	14	20040715	20120714
27674	33 G/08	51.42	13	15	20040715	20120714
27675	33 G/08	51.42	13	16	20040715	20120714
27676	33 G/08	51.42	13	17	20040715	20120714
27677	33 G/08	51.42	13	18	20040715	20120714
27678	33 G/08	51.42	13	19	20040715	20120714
27679	33 G/08	51.42	13	20	20040715	20120714
27680	33 G/08	51.42	13	21	20040715	20120714
27681	33 G/08	51.42	13	22	20040715	20120714
27682	33 G/08	51.41	14	8	20040715	20120714
27683	33 G/08	51.41	14	9	20040715	20120714
27684	33 G/08	51.41	14	10	20040715	20120714
27685	33 G/08	51.41	14	11	20040715	20120714
27686	33 G/08	51.41	14	12	20040715	20120714
27687	33 G/08	51.41	14	13	20040715	20120714
27688	33 G/08	51.41	14	14	20040715	20120714
27689	33 G/08	51.41	14	15	20040715	20120714
27690	33 G/08	51.41	14	16	20040715	20120714
27691	33 G/08	51.41	14	17	20040715	20120714
27692	33 G/08	51.41	14	18	20040715	20120714
27693	33 G/08	51.41	14	19	20040715	20120714
27694	33 G/08	51.41	14	20	20040715	20120714
27695	33 G/08	51.41	14	21	20040715	20120714
27696	33 G/08	51.41	14	22	20040715	20120714
27697	33 G/08	51.41	14	23	20040715	20120714
27698	33 G/08	51.41	14	24	20040715	20120714
27699	33 G/08	51.41	14	25	20040715	20120714

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
27700	33 G/08	51.41	14	26	20040715	20120714
27701	33 G/08	51.40	15	1	20040715	20120714
27702	33 G/08	51.40	15	2	20040715	20120714
27703	33 G/08	51.40	15	3	20040715	20120714
27704	33 G/08	51.40	15	4	20040715	20120714
27705	33 G/08	51.40	15	5	20040715	20120714
27706	33 G/08	51.40	15	13	20040715	20120714
27707	33 G/08	51.40	15	14	20040715	20120714
27708	33 G/08	51.40	15	15	20040715	20120714
27709	33 G/08	51.40	15	16	20040715	20120714
27710	33 G/08	51.40	15	17	20040715	20120714
27711	33 G/08	51.40	15	18	20040715	20120714
27712	33 G/08	51.40	15	19	20040715	20120714
27713	33 G/08	51.40	15	20	20040715	20120714
27714	33 G/08	51.40	15	21	20040715	20120714
27715	33 G/08	51.40	15	22	20040715	20120714
27716	33 G/08	51.40	15	23	20040715	20120714
27717	33 G/08	51.40	15	24	20040715	20120714
27718	33 G/08	51.40	15	25	20040715	20120714
27719	33 G/08	51.40	15	26	20040715	20120714
27720	33 G/08	51.40	15	27	20040715	20120714
27721	33 G/08	51.40	15	28	20040715	20120714
27722	33 G/08	51.40	15	29	20040715	20120714
27723	33 G/08	51.40	15	30	20040715	20120714
27724	33 G/08	51.47	9	60	20040715	20120714
27725	33 G/08	51.46	10	56	20040715	20120714
27726	33 G/08	51.46	10	57	20040715	20120714
27727	33 G/08	51.46	10	58	20040715	20120714
27728	33 G/08	51.46	10	59	20040715	20120714
27729	33 G/08	51.46	10	60	20040715	20120714
27730	33 G/08	51.45	11	45	20040715	20120714
27731	33 G/08	51.45	11	46	20040715	20120714
27732	33 G/08	51.45	11	47	20040715	20120714
27733	33 G/08	51.45	11	48	20040715	20120714
27734	33 G/08	51.45	11	49	20040715	20120714
27735	33 G/08	51.45	11	50	20040715	20120714
27736	33 G/08	51.45	11	51	20040715	20120714
27737	33 G/08	51.45	11	52	20040715	20120714
27738	33 G/08	51.45	11	53	20040715	20120714
27739	33 G/08	51.45	11	54	20040715	20120714
27740	33 G/08	51.45	11	55	20040715	20120714
27741	33 G/08	51.45	11	56	20040715	20120714
27742	33 G/08	51.45	11	57	20040715	20120714
27743	33 G/08	51.45	11	58	20040715	20120714
27744	33 G/08	51.45	11	59	20040715	20120714
27745	33 G/08	51.45	11	60	20040715	20120714
27746	33 G/08	51.43	12	31	20040715	20120714
27747	33 G/08	51.43	12	32	20040715	20120714
27748	33 G/08	51.43	12	33	20040715	20120714
27749	33 G/08	51.43	12	34	20040715	20120714
27750	33 G/08	51.43	12	35	20040715	20120714
27751	33 G/08	51.43	12	36	20040715	20120714
27752	33 G/08	51.44	12	37	20040715	20120714
27753	33 G/08	51.44	12	38	20040715	20120714
27754	33 G/08	51.44	12	39	20040715	20120714

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
27755	33 G/08	51.44	12	40	20040715	20120714
27756	33 G/08	51.44	12	41	20040715	20120714
27757	33 G/08	51.44	12	42	20040715	20120714
27758	33 G/08	51.44	12	43	20040715	20120714
27759	33 G/08	51.44	12	44	20040715	20120714
27760	33 G/08	51.44	12	45	20040715	20120714
27761	33 G/08	51.44	12	46	20040715	20120714
27762	33 G/08	51.44	12	47	20040715	20120714
27763	33 G/08	51.44	12	48	20040715	20120714
27764	33 G/08	51.44	12	49	20040715	20120714
27765	33 G/08	51.44	12	50	20040715	20120714
27766	33 G/08	51.44	12	51	20040715	20120714
27767	33 G/08	51.44	12	52	20040715	20120714
27768	33 G/08	51.44	12	53	20040715	20120714
27769	33 G/08	51.44	12	54	20040715	20120714
27770	33 G/08	51.44	12	55	20040715	20120714
27771	33 G/08	51.44	12	56	20040715	20120714
27772	33 G/08	51.44	12	57	20040715	20120714
27773	33 G/08	51.44	12	58	20040715	20120714
27774	33 G/08	51.44	12	59	20040715	20120714
27775	33 G/08	51.44	12	60	20040715	20120714
27776	33 G/08	51.42	13	33	20040715	20120714
27777	33 G/08	51.42	13	34	20040715	20120714
27778	33 G/08	51.42	13	35	20040715	20120714
27779	33 G/08	51.43	13	36	20040715	20120714
27780	33 G/08	51.42	13	37	20040715	20120714
27781	33 G/08	51.43	13	38	20040715	20120714
27782	33 G/08	51.43	13	39	20040715	20120714
27783	33 G/08	51.43	13	40	20040715	20120714
27784	33 G/08	51.43	13	41	20040715	20120714
27785	33 G/08	51.43	13	42	20040715	20120714
27786	33 G/08	51.43	13	43	20040715	20120714
27787	33 G/08	51.43	13	44	20040715	20120714
27788	33 G/08	51.43	13	45	20040715	20120714
27789	33 G/08	51.43	13	46	20040715	20120714
27790	33 G/08	51.43	13	47	20040715	20120714
27791	33 G/08	51.43	13	48	20040715	20120714
27792	33 G/08	51.43	13	49	20040715	20120714
27793	33 G/08	51.43	13	50	20040715	20120714
27794	33 G/08	51.43	13	51	20040715	20120714
27795	33 G/08	51.43	13	52	20040715	20120714
27796	33 G/08	51.43	13	53	20040715	20120714
27797	33 G/08	51.43	13	54	20040715	20120714
27798	33 G/08	51.43	13	55	20040715	20120714
27799	33 G/08	51.43	13	56	20040715	20120714
27800	33 G/08	51.43	13	57	20040715	20120714
27801	33 G/08	51.43	13	58	20040715	20120714
27802	33 G/08	51.42	14	38	20040715	20120714
27803	33 G/08	51.42	14	39	20040715	20120714
27804	33 G/08	51.42	14	40	20040715	20120714
27805	33 G/08	51.42	14	41	20040715	20120714
27806	33 G/08	51.42	14	42	20040715	20120714
27807	33 G/08	51.42	14	43	20040715	20120714
27808	33 G/08	51.42	14	44	20040715	20120714
27809	33 G/08	51.41	15	38	20040715	20120714

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
27810	33 G/08	51.41	15	39	20040715	20120714
27811	33 G/08	51.41	15	40	20040715	20120714
27962	33 G/07	51.43	12	40	20040721	20120720
27963	33 G/07	51.43	12	41	20040721	20120720
27964	33 G/07	51.43	12	42	20040721	20120720
27965	33 G/07	51.43	12	43	20040721	20120720
27966	33 G/07	51.43	12	44	20040721	20120720
27969	33 G/07	32.77	13	40	20040721	20120720
27970	33 G/07	51.42	13	41	20040721	20120720
27971	33 G/07	51.42	13	42	20040721	20120720
27972	33 G/07	51.42	13	43	20040721	20120720
27973	33 G/07	51.42	13	44	20040721	20120720
27974	33 G/07	38.64	14	36	20040721	20120720
27975	33 G/07	33.60	14	37	20040721	20120720
27976	33 G/07	28.56	14	38	20040721	20120720
27977	33 G/07	23.52	14	39	20040721	20120720
27978	33 G/07	46.65	14	40	20040721	20120720
27979	33 G/07	51.41	14	41	20040721	20120720
27980	33 G/07	51.41	14	42	20040721	20120720
27981	33 G/07	51.41	14	43	20040721	20120720
27982	33 G/07	51.41	14	44	20040721	20120720
27983	33 G/07	51.41	14	45	20040721	20120720
27984	33 G/07	51.41	14	46	20040721	20120720
27985	33 G/07	51.41	14	47	20040721	20120720
27986	33 G/07	51.41	14	48	20040721	20120720
27987	33 G/07	51.41	14	49	20040721	20120720
27988	33 G/07	51.41	14	50	20040721	20120720
27989	33 G/07	51.41	14	51	20040721	20120720
27990	33 G/07	51.40	15	36	20040721	20120720
27991	33 G/07	51.40	15	37	20040721	20120720
27992	33 G/07	51.40	15	38	20040721	20120720
27993	33 G/07	51.40	15	49	20040721	20120720
27994	33 G/07	51.40	15	50	20040721	20120720
27995	33 G/07	51.40	15	51	20040721	20120720
27996	33 G/07	51.40	15	52	20040721	20120720
27997	33 G/07	51.40	15	53	20040721	20120720
27998	33 G/07	51.40	15	54	20040721	20120720
27999	33 G/07	51.40	15	59	20040721	20120720
28000	33 G/07	51.40	15	60	20040721	20120720
45158	33 H/05	51.49	7	18	20041109	20121108
45159	33 H/05	51.49	7	19	20041109	20121108
45160	33 H/05	51.48	8	18	20041109	20121108
45161	33 H/05	51.48	8	19	20041109	20121108
45162	33 H/05	51.47	9	17	20041109	20121108
45163	33 H/05	51.47	9	18	20041109	20121108
45164	33 H/05	51.47	9	19	20041109	20121108
45165	33 H/05	51.46	10	17	20041109	20121108
45166	33 H/05	51.46	10	18	20041109	20121108
45167	33 H/05	51.46	10	19	20041109	20121108
45168	33 H/05	51.45	11	15	20041109	20121108
45169	33 H/05	51.45	11	16	20041109	20121108
45170	33 H/05	51.45	11	17	20041109	20121108
45171	33 H/05	51.45	11	18	20041109	20121108
45172	33 H/05	51.45	11	19	20041109	20121108
59152	33 G/08	51.40	15	31	20050314	20130313

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
59153	33 G/08	51.40	15	32	20050314	20130313
59154	33 G/08	51.40	15	33	20050314	20130313
59155	33 G/08	51.40	15	34	20050314	20130313
59156	33 G/08	51.39	16	28	20050314	20130313
59157	33 G/08	51.39	16	29	20050314	20130313
59158	33 G/08	51.39	16	30	20050314	20130313
59159	33 G/08	51.39	16	31	20050314	20130313
59160	33 G/08	51.39	16	32	20050314	20130313
59161	33 G/08	51.39	16	33	20050314	20130313
59162	33 G/08	51.39	16	34	20050314	20130313
59163	33 G/08	51.40	16	35	20050314	20130313
59164	33 G/08	51.40	16	36	20050314	20130313
59165	33 G/08	51.40	16	37	20050314	20130313
59166	33 G/08	51.40	16	38	20050314	20130313
59167	33 G/08	51.40	16	39	20050314	20130313
59168	33 G/08	51.40	16	40	20050314	20130313
59169	33 G/07	51.40	15	46	20050314	20130313
59170	33 G/07	51.40	15	47	20050314	20130313
59171	33 G/07	51.40	15	48	20050314	20130313
59172	33 G/07	51.39	16	46	20050314	20130313
59173	33 G/07	51.39	16	47	20050314	20130313
59174	33 G/07	51.39	16	48	20050314	20130313
59175	33 G/07	51.39	16	49	20050314	20130313
59176	33 G/07	51.39	16	50	20050314	20130313
59177	33 G/07	51.39	16	51	20050314	20130313
59178	33 G/07	51.39	16	52	20050314	20130313
59179	33 G/07	51.39	16	53	20050314	20130313
59180	33 G/07	51.39	16	54	20050314	20130313
59181	33 G/07	51.39	16	55	20050314	20130313
59182	33 G/07	51.39	16	56	20050314	20130313
59183	33 G/07	51.39	16	57	20050314	20130313
7958	33 H/05	51.49	7	11	20031201	20111130
7959	33 H/05	51.49	7	12	20031201	20111130
7960	33 H/05	51.49	7	13	20031201	20111130
7961	33 H/05	51.49	7	14	20031201	20111130
7962	33 H/05	51.48	8	10	20031201	20111130
7963	33 H/05	51.48	8	11	20031201	20111130
7964	33 H/05	51.48	8	12	20031201	20111130
7965	33 H/05	51.48	8	13	20031201	20111130
79655	33 G/07	51.40	15	39	20050623	20110622
79656	33 G/07	51.40	15	40	20050623	20110622
79657	33 G/07	51.40	15	41	20050623	20110622
79658	33 G/07	51.40	15	42	20050623	20110622
79659	33 G/07	51.40	15	43	20050623	20110622
7966	33 H/05	51.48	8	14	20031201	20111130
79660	33 G/07	51.40	15	44	20050623	20110622
79661	33 G/07	51.40	15	45	20050623	20110622
79662	33 G/07	51.39	16	36	20050623	20110622
79663	33 G/07	51.39	16	37	20050623	20110622
79664	33 G/07	51.39	16	38	20050623	20110622
79665	33 G/07	51.39	16	39	20050623	20110622
79666	33 G/07	51.39	16	40	20050623	20110622
79667	33 G/07	51.39	16	41	20050623	20110622
79668	33 G/07	51.39	16	42	20050623	20110622
79669	33 G/07	51.39	16	43	20050623	20110622

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
7967	33 H/05	51.47	9	7	20031201	20111130
79670	33 G/07	51.39	16	44	20050623	20110622
79671	33 G/07	51.39	16	45	20050623	20110622
79672	33 G/07	51.39	16	58	20050623	20110622
79673	33 G/07	51.39	16	59	20050623	20110622
79674	33 G/07	51.39	16	60	20050623	20110622
79679	33 G/08	51.48	8	45	20050623	20110622
7968	33 H/05	51.47	9	8	20031201	20111130
79680	33 G/08	51.48	8	46	20050623	20110622
79681	33 G/08	51.48	8	47	20050623	20110622
79682	33 G/08	51.48	8	48	20050623	20110622
79683	33 G/08	51.48	8	49	20050623	20110622
7969	33 H/05	51.47	9	9	20031201	20111130
79690	33 G/08	51.47	9	45	20050623	20110622
79691	33 G/08	51.47	9	46	20050623	20110622
79692	33 G/08	51.47	9	47	20050623	20110622
79693	33 G/08	51.47	9	48	20050623	20110622
79694	33 G/08	51.47	9	49	20050623	20110622
79695	33 G/08	51.47	9	50	20050623	20110622
79696	33 G/08	51.47	9	51	20050623	20110622
79697	33 G/08	51.47	9	52	20050623	20110622
79698	33 G/08	51.47	9	53	20050623	20110622
7970	33 H/05	51.47	9	10	20031201	20111130
79701	33 G/08	51.46	10	45	20050623	20110622
79702	33 G/08	51.46	10	46	20050623	20110622
79703	33 G/08	51.46	10	47	20050623	20110622
79704	33 G/08	51.46	10	48	20050623	20110622
79705	33 G/08	51.46	10	49	20050623	20110622
79706	33 G/08	51.46	10	50	20050623	20110622
79707	33 G/08	51.46	10	51	20050623	20110622
79708	33 G/08	51.46	10	52	20050623	20110622
79709	33 G/08	51.46	10	53	20050623	20110622
7971	33 H/05	51.47	9	11	20031201	20111130
79710	33 G/08	51.46	10	54	20050623	20110622
79711	33 G/08	51.46	10	55	20050623	20110622
79712	33 G/08	51.42	14	45	20050623	20110622
79713	33 G/08	51.42	14	46	20050623	20110622
79714	33 G/08	51.42	14	47	20050623	20110622
79715	33 G/08	51.42	14	48	20050623	20110622
79716	33 G/08	51.42	14	49	20050623	20110622
79717	33 G/08	51.42	14	50	20050623	20110622
79718	33 G/08	51.42	14	51	20050623	20110622
79719	33 G/08	51.41	15	41	20050623	20110622
7972	33 H/05	51.47	9	12	20031201	20111130
79720	33 G/08	51.41	15	42	20050623	20110622
79721	33 G/08	51.41	15	43	20050623	20110622
79722	33 G/08	51.41	15	44	20050623	20110622
79723	33 G/08	51.41	15	45	20050623	20110622
79724	33 G/08	51.41	15	46	20050623	20110622
79725	33 G/08	51.41	15	47	20050623	20110622
79726	33 G/08	51.41	15	48	20050623	20110622
79727	33 G/08	51.41	15	49	20050623	20110622
79728	33 G/08	51.41	15	50	20050623	20110622
79729	33 G/08	51.41	15	51	20050623	20110622
7973	33 H/05	51.47	9	13	20031201	20111130

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
79730	33 G/08	51.39	16	1	20050623	20110622
79731	33 G/08	51.39	16	2	20050623	20110622
79732	33 G/08	51.39	16	3	20050623	20110622
79733	33 G/08	51.39	16	4	20050623	20110622
79734	33 G/08	51.39	16	5	20050623	20110622
79735	33 G/08	51.39	16	6	20050623	20110622
79736	33 G/08	51.39	16	7	20050623	20110622
79737	33 G/08	51.39	16	8	20050623	20110622
79738	33 G/08	51.39	16	9	20050623	20110622
79739	33 G/08	51.39	16	10	20050623	20110622
7974	33 H/05	51.47	9	14	20031201	20111130
79740	33 G/08	51.39	16	11	20050623	20110622
79741	33 G/08	51.39	16	12	20050623	20110622
79742	33 G/08	51.39	16	13	20050623	20110622
79743	33 G/08	51.39	16	14	20050623	20110622
79744	33 G/08	51.39	16	15	20050623	20110622
79745	33 G/08	51.39	16	16	20050623	20110622
79746	33 G/08	51.39	16	17	20050623	20110622
79747	33 G/08	51.39	16	18	20050623	20110622
79748	33 G/08	51.39	16	19	20050623	20110622
79749	33 G/08	51.39	16	20	20050623	20110622
7975	33 H/05	51.46	10	9	20031201	20111130
79750	33 G/08	51.39	16	21	20050623	20110622
79751	33 G/08	51.39	16	22	20050623	20110622
79752	33 G/08	51.39	16	23	20050623	20110622
79753	33 G/08	51.39	16	24	20050623	20110622
79754	33 G/08	51.39	16	25	20050623	20110622
79755	33 G/08	51.39	16	26	20050623	20110622
79756	33 G/08	51.39	16	27	20050623	20110622
7976	33 H/05	51.46	10	10	20031201	20111130
79762	33 G/08	51.40	16	41	20050623	20110622
79763	33 G/08	51.40	16	42	20050623	20110622
79764	33 G/08	51.40	16	43	20050623	20110622
79765	33 G/08	51.40	16	44	20050623	20110622
79766	33 G/08	51.40	16	45	20050623	20110622
79767	33 G/08	51.40	16	46	20050623	20110622
79768	33 G/08	51.40	16	47	20050623	20110622
79769	33 G/08	51.40	16	48	20050623	20110622
79770	33 G/08	51.40	16	49	20050623	20110622
79771	33 G/08	51.40	16	50	20050623	20110622
79772	33 G/08	51.40	16	51	20050623	20110622
79773	33 G/08	51.39	17	41	20050623	20110622
79774	33 G/08	51.39	17	42	20050623	20110622
79775	33 G/08	51.39	17	43	20050623	20110622
79776	33 G/08	51.39	17	44	20050623	20110622
79777	33 G/08	51.39	17	45	20050623	20110622
79778	33 G/08	51.39	17	46	20050623	20110622
79779	33 G/08	51.39	17	47	20050623	20110622
79780	33 G/08	51.39	17	48	20050623	20110622
79781	33 G/08	51.39	17	49	20050623	20110622
79782	33 G/08	51.39	17	50	20050623	20110622
79783	33 G/08	51.39	17	51	20050623	20110622
79791	33 G/08	51.40	15	6	20050623	20110622
79792	33 G/08	51.40	15	7	20050623	20110622
79793	33 G/08	51.40	15	8	20050623	20110622

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
79794	33 G/08	51.40	15	9	20050623	20110622
79795	33 G/08	51.40	15	10	20050623	20110622
79796	33 G/08	51.40	15	11	20050623	20110622
79797	33 G/08	51.40	15	12	20050623	20110622
99100	33 G/08	51.38	17	14	20051020	20111019
99101	33 G/08	51.38	17	15	20051020	20111019
99102	33 G/08	51.38	17	16	20051020	20111019
99103	33 G/08	51.38	17	17	20051020	20111019
99104	33 G/08	51.38	17	18	20051020	20111019
99105	33 G/08	51.38	17	19	20051020	20111019
99106	33 G/08	51.38	17	20	20051020	20111019
99107	33 G/08	51.38	17	21	20051020	20111019
99108	33 G/08	51.38	17	22	20051020	20111019
99109	33 G/08	51.38	17	23	20051020	20111019
99110	33 G/08	51.38	17	24	20051020	20111019
99111	33 G/08	51.38	17	25	20051020	20111019
99112	33 G/08	51.38	17	26	20051020	20111019
99113	33 G/08	51.38	17	27	20051020	20111019
99114	33 G/08	51.38	17	28	20051020	20111019
99115	33 G/08	51.38	17	29	20051020	20111019
99116	33 G/08	51.38	17	30	20051020	20111019
99117	33 G/08	51.38	17	31	20051020	20111019
99118	33 G/08	51.38	17	32	20051020	20111019
99119	33 G/08	51.38	17	33	20051020	20111019

Appendix 2 : Légende générale de la carte géologique (extract of MB96-28)


Gouvernement du Québec
Ministère des Ressources naturelles
Direction de la géologie

Légende générale de la carte géologique

- Édition revue et augmentée -

Kamal N.M. Sharma
coordonnateur


SIGÉOM
Système d'information géominière du Québec



SÉRIE DES MANUSCRITS BRUTS

MB 96-28

Tableau 5 — Roches felsiques / acides

ROCHES FELSIQUES / ACIDES 1					
I1	**ROCHES INTRUSIVES FELSIQUES**			**ROCHES VOLCANIQUES FELSIQUES**	**V1**
I1A	Granite à feldspath alcalin	←	→	Rhyolite à feldspath alcalin	**V1A**
I1B	Granite	←	→	Rhyolite	**V1B**
I1C	Granodiorite	←	→	Rhyodacite	**V1C**
I1D	Tonalite	←	→	Dacite	**V1D**
I1E	Trondhjémite			Rhyolite comenditique	**V1BC**
I1F	Aplite			Rhyolite pantelléritique	**V1BP**
I1G	Pegmatite (granitique)			Trachydacite	**V1E**
I1H	Granophyre				
I1I	Granitoïde riche en quartz				
I1J	Quartzolite (silexite)				
I1K	Alaskite				
I1L	Syéno-granite				
I1M	Monzo-granite				
I1N	Filon / veine de quartz				
I1O	Granite à feldspath alcalin avec hypersthène (charnockite à feldspath alcalin)				
I1P	Granite à hypersthène (charnockite)				
I1Q	Syéno-granite à hypersthène				
I1R	Monzo-granite à hypersthène (farsundite)				
I1S	Granodiorite à hypersthène (opdalite ou charno-enderbite				
I1T	Tonalite à hypersthène (enderbite)				

←→ indique les termes intrusifs et volcaniques équivalents

Tableau 6 — Roches intermédiaires

ROCHES INTERMÉDIAIRES 2					
I2	**ROCHES INTRUSIVES INTERMÉDIAIRES**			**ROCHES VOLCANIQUES INTERMÉDIAIRES**	**V2**
I2A	Syénite quartzifère à feldspath alcalin	←	→	Trachyte quartzifère à feldspath alcalin	**V2A**
I2B	Syénite à feldspath alcalin	←	→	Trachyte à feldspath alcalin	**V2B**
I2C	Syénite quartzifère	←	→	Trachyte quartzifère	**V2C**
I2D	Syénite	←	→	Trachyte	**V2D**
I2E	Monzonite quartzifère	←	→	Latite quartzifère	**V2E**
I2F	Monzonite	←	→	Latite	**V2FL**
I2G	Monzodiorite quartzifère	←	→	(Andésite)	**(V2J)**
I2H	Monzodiorite	←	→	(Andésite)	**(V2J)**
I2I	Diorite quartzifère	←	→	(Andésite)	**(V2J)**
I2J	Diorite	←	→	Andésite	**V2J**
I2K	Monzosyénite			Icelandite	**V2JI**
I2BR	Syénite foïdifère à feldspath alcalin			Trachyte foïdifère à feldspath alcalin	**V2BR**
I2DR	Syénite foïdifère			Trachyte foïdifère	**V2DR**
I2DF	Syénite foïdique			Phonolite	**V2G**
I2KF	Monzosyénite foïdique			Phonolite téphritique	**V2GT**
I2FR	Monzonite foïdifère			Latite foïdifère	**V2LR**
I2HR	Monzodiorite foïdifère			Trachyandesite	**V2F**
I2HF	Monzodiorite foïdique			Benmoreïte	**V2FB**
I2JR	Diorite foïdifère			Trachyte comenditique	**V2DC**
I2JF	Diorite foïdique			Trachyte pantelléritique	**V2DP**
I2M	Syénite à feldspath alcalin avec hypersthène				
I2N	Syénite à hypersthène				
I2O	Monzonite à hypersthène (mangérite)				
I2P	Monzodiorite à hypersthène (jotunite)				
I2Q	Diorite à hypersthène				

←→ indique les termes intrusifs et volcaniques équivalents

Foïdifère : Feldspathoïdifère

Foïdique : Feldspathoïdique

Tableau 7 — Roches mafiques / basiques

ROCHES MAFIQUES / BASIQUES 3			
I3	**ROCHES INTRUSIVES MAFIQUES**	**ROCHES VOLCANIQUES MAFIQUES**	**V3**
I3A	Gabbro	Basalte andésitique/Andésite basaltique	**V3A**
I3B	Diabase	Icelandite basaltique	**V3AI**
I3C	Monzogabbro	Basalte	**V3B**
I3D	Ferrogabbro	Basalte à quartz	**V3C**
I3E	Gabbro à quartz	Trachybasalte	**V3D**
I3F	Diabase à quartz	Hawaiite	**V3DH**
I3G	Anorthosite	Trachybasalte potassique	**V3DK**
I3H	Anorthosite gabbroïque	Basalte à olivine	**V3E**
I3I	Gabbro anorthositique	Basalte magnésien (> 9 % MgO)	**V3F**
I3J	Norite	Trachyandésite basaltique	**V3G**
I3P	Leuconorite	Mugéarite	**V3GM**
I3K	Gabbro à olivine	Shoshonite	**V3GS**
I3L	Norite à olivine	Basanite	**V3H**
I3M	Diabase à olivine	Basanite phonolitique	**V3HP**
I3N	Troctolite	Téphrite	**V3I**
I3O	Lamprophyre mafique	Téphrite phonolitique	**V3IP**
I3OM	Minette	Boninite	**V3J**
I3OK	Kersantite		
I3OV	Vogesite		
I3OS	Spessartite		
I3CQ	Monzogabbro quartzifère		
I3CR	Monzogabbro foïdifère		
I3CF	Monzogabbro foïdique		
I3AR	Gabbro foïdifère		
I3AF	Gabbro foïdique		
I3GQ	Anorthosite quartzifère		
I3GR	Anorthosite foïdifère		
I3Q	Gabbronorite		
I3R	Gabbronorite à olivine		
I3S	Monzonorite		
I3T	Anorthosite à hypersthène		

Tableau 8 — Roches ultramafiques et ultrabasiques

ROCHES ULTRAMAFIQUES ET ULTRABASIQUES 4			
I4	ROCHES INTRUSIVES ULTRAMAFIQUES / ULTRABASIQUES	ROCHES VOLCANIQUES ULTRAMAFIQUES / ULTRABASIQUES	V4
I4A	Hornblendite	Komatiite (> 18 % MgO)	V4A
I4B	Pyroxénite		
I4C	Clinopyroxénite	Komatiite pyroxénitique	V4B
I4D	Webstérite		
I4E	Orthopyroxénite	Komatiite péridotitique	V4C
I4F	Clinopyroxénite à olivine		
I4G	Webstérite à olivine	Komatiite dunitique	V4D
I4H	Orthopyroxénite à olivine		
I4I	Péridotite	Meimechite	V4E
I4J	Wehrlite		
I4K	Lherzolite	Melilitite	V4F
I4L	Harzburgite		
I4M	Dunite	Melilitite à olivine	V4FO
I4N	Serpentinite		
I4O	Lamprophyre ultramafique	Roche volcanique ultramafique à melilite	V4M
I4OS	Sannaïte		
I4OC	Camptonite	Picrobasalte	V4G
I4OM	Monchiquite		
I4OP	Polzenite	Picrite	V4H
I4OA	Alnöite		
I4P	Kimberlite	Foïdite	V4I
I4PA	Kimberlite (groupe I)		
I4PB	Kimberlite (groupe II)	Néphélinite	V4IN
I4Q	Carbonatite		
I4QM	Magnésiocarbonatite	Foïdite phonolitique	V4IP
I4QC	Calciocarbonatite		
I4QF	Ferrocarbonatite	Foïdite téphritique	V4IT
I4QA	Aillikites		
I4QD	Damtjernites (Damkjernites)		
I4R	Lamproïte		
I4S	Foïdolite		
I4T	Melilitolite		

< 10 % de plagioclase (PG) est toléré dans les roches ultramafiques. Lorsque observé, indiquer sa présence par «PG».

Tableau 9 — Volcanites explosives

VOLCANITES EXPLOSIVES		
▼	Pyroclastites/tuf - indifférenciés	**TU**
▼x	Tuf à cristaux	**TX**
▼r	Tuf lithique	**TI**
▼l	Tuf à lapilli	**TL**
▼ls	Lapillistone	**TO**
▼b	Tuf à blocs	**TM**
▼lb	Tuf à lapilli et à blocs	**TY**
▼bl	Tuf à blocs et à lapilli	**TZ**
▼e	Tuf à cendres	**TD**
▼c	Tuf cherteux	**TC**
▼g	Tuf graphiteux	**TG**
▼s	Tuf soudé	**TS**
▼h	Hyalotuf (Vitric tuff)	**TH**
◆	Brèche pyroclastique	**BP**
▽	Volcanoclastites*	**VC**
	etc.	

Fragments

- Polygéniques
- Monogéniques

Exemples :

V2▼xPG	Tuf intermédiaire, à cristaux de PG
V2▼lb	Tuf intermédiaire, à lapilli et à blocs, monogénique
VID▼b	Tuf dacitique, à blocs, monogénique
V▼c	Tuf cherteux
V▼	Tuf indifférencié

* Il est recommandé de limiter l'utilisation du terme «**volcanoclastite**», autant que possible.

Tableau 15 — Codification lithologique des sédiments

S SÉDIMENTS (roches sédimentaires indéterminées)

S1 GRÈS (terme général comprenant les arénites et les wackes)

S1A Grès quartzitique
S1B Grès feldspathique
S1C Arkose
S1D Grès arkosique
S1E Grès lithique
S1F Grès lithique subfeldspathique

S2 ARÉNITE

S2A Arénite quartzitique
S2B Subarkose
S2C Arkose
S2D Arénite arkosique
S2E Arénite lithique
S2F Sublitharénite

S3 WACKE

S3A Wacke quartzitique

S3C Wacke arkosique
S3D Wacke feldspathique
S3E Wacke lithique

S4 CONGLOMÉRAT

S4A Conglomérat monogénique
S4B Conglomérat monogénique «clast-supported»
S4C Conglomérat monogénique «matrix-supported»
S4D Conglomérat polygénique
S4E Conglomérat polygénique «clast-supported»
S4F Conglomérat polygénique «matrix-supported»
S4G Conglomérat intraformationnel
S4H Conglomérat intraformationnel «clast-supported»
S4I Conglomérat intraformationnel «matrix-supported»
S4J Tillite

N.B. — Il est recommandé de limiter l'utilisation des termes de la série **S1**. Ces termes généraux ne sont utilisés que lorsqu'il n'est pas possible d'être plus précis, notamment lors de la compilation de données anciennes.

S5 BRÈCHE

S5A Brèche monogénique
S5B Brèche monogénique «clast-supported»
S5C Brèche monogénique «matrix-supported»
S5D Brèche polygénique
S5E Brèche polygénique «clast-supported»
S5F Brèche polygénique «matrix-supported»
S5G Brèche intraformationnel
S5H Brèche intraformationnel «clast-supported»
S5I Brèche intraformationnel «matrix-supported»

S6 MUDROCK

S6A Siltstone
S6B Siltshale
S6C Siltslate
S6D Mudstone
S6E Mudshale
S6F Mudslate
S6G Claystone
S6H Clayshale
S6I Clayslate

S7 CALCAIRE

S7A Calcilutite
S7B Calcisiltite
S7C Calcarénite
S7D Calcirudite
S7E Mudstone
S7F Wackestone
S7G Packstone
S7H Grainstone
S7I Boundstone
S7J Bafflestone
S7K Rudstone

S8 DOLOMIE

S8A Dololutite
S8B Dolosiltite
S8C Dolarénite
S8D Dolorudite

S9 FORMATION DE FER

S9A Formation de fer indéterminée
S9B Formation de fer oxydée
S9C Formation de fer carbonatée
S9D Formation de fer silicatée
S9E Formation de fer sulfurée

S10 CHERT

S10A Chert oxydé
S10B Chert carbonaté
S10C Chert silicaté
S10D Chert sulfuré
S10E Chert graphiteux/carboné
S10F Chert ferrugineux
SI0J Jaspe (Jaspilite)

S11 EXHALITE

S12 ÉVAPORITE

S12A Halite
S12B Sylvite
S12C Anhydrite
S12D Gypse
S12E Sulfate

S13 PHOSPHORITE

SYMBOLES POUR ROCHES SÉDIMENTAIRES

Une liste des symboles pour les structures et textures des roches sédimentaires est présentée dans le tableau 16. Pour se bien familiariser avec l'utilisation de ces symboles, et pour d'autres symboles utilisés pour les roches sédimentaires, se référer à Bouma (1962) et Tassé, Lajoie et Dimroth (1978).

Tableau 17A — Roches métamorphiques et tectoniques

ROCHES MÉTAMORPHIQUES ET TECTONIQUES M		
M1 Gneiss	**M18** Cornéenne	
M2 Gneiss rubané	**M20** Métatexite	spécifier le %
M3 Orthogneiss	**M21** Diatexite	du mobilisat et
M4 Paragneiss	**M21A** Granite d'anatexie	identifier la
M5 Gneiss quartzofeldspathique		protolite
M6 Gneiss granitique	**M22** Migmatite	
M7 Granulite (gneiss granulitique)	**M23** Agmatite	
M8 Schiste	**M24** Cataclasite*	
M9 Orthoschiste	**M25** Mylonite*	
M10 Paraschiste	**M26** Brèche tectonique*	
M11 Phyllade		
M12 Quartzite		
M13 Marbre (calcaire cristallin)		
M14 Roche calco-silicatée	**M30** Tourmalinite	
M15 Roche métasomatique (incluant skarn ou tactite)	**M31** Coticule	
M16 Amphibolite		
M17 Éclogite		

* Utiliser plutôt les codes de tectonites (T). Ces codes ont été utilisés avant l'introduction de la classe des tectonites.

Tableau 17B — Tectonites

TECTONITES T	
T1	Cataclasite
T1A	Brèche de faille
T1B	Microbrèche de faille
T1C	Gouge de faille
T1D	Pseudotachylite
T1E	Mylolisthénite
T1F	Brèche d'impact
T1G	Impactite
T2	Mylonite
T2A	Protomylonite
T2B	Orthomylonite
T2C	Ultramylonite
T2D	Phyllonite
T2E	Blastomylonite
T3A	Gneiss droit («Straight gneiss»)
T3B	Gneiss porphyroclastique
T3C	Gneiss régulier
T3D	Gneiss irrégulier
T4	Brèche tectonique
T4A	Mélange tectonique
T4B	Brèche tectonique à matrice de marbre («Marble tectonic breccia»)

Tableau 18 — Codes mnémoniques des minéraux et des fossiles, et divers

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES, ET DIVERS

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES												GRANULOMÉTRIE ET λ : PLUS
Acanthite	AV	Chondrodite	HR	Greenockite	GK	Minéraux radioactifs	MR	Serpentine	ST	**FOSSILES**	YY	...< 0.001 mm 1
Actinote	AC	Chromite	CM	Grenat	GR	Molybdénite	MO	Sidérite(sidérose)	SD	Brachiopodes	YB	A . 0.001-0.01 mm ..
Aeschynite - (Y)	EC	Chrysocolle	CY	Grenat-almandin	GA	Molybdite(dine)	MB	Sidérotil	SI	Bryozoaires	YZ	...< 0.01 mm 2
Agate	AE	Chrysotile	CS	Grenat-andratite	GD	Monazite	MZ	Sillimanite	SM	Céphalopodes	YC	B . 0.01-0.05 mm .. 3
Aikinite	BP	Clevelandite	CI	Grenat-grossulaire	GG	Muscovite	MV	Smaltite/Smaltine	TW	Conulaires	YA	C .. 0.05-0.1 mm ... 3
Albite	AB	Clinopyroxène	CX	Grenat-pyrope	GY	Néphéline	NP	Samarskite	SK	Coraux	YX	D .. 0.1-0.2 mm 3
Allanite	AL	Clinozoïsite	CZ	Grenat spessartine	GS	Oligoclase	OG	Smithsonite	ZO	Crinoïdes	YR	...< 0.2 mm 4
Altaïte	TP	Cobaltite	CE	Grenat-uvarovite	GU	Olivine	OV	Sodalite	SS	Échinodermes	YD	E .. 0.2-0.5 mm 5
Amazonite	AI	Columbite/Niobite	NB	Grunérite	GN	Or natif (visible)	Au	Spécularite	HS	Éponges	YE	F .. 0.5-1.0 mm 5
Améthyste	AH	Columbo-tantalite	TO	Gummite	GB	Orthoclase (orthose)	OR	Sphalérite	SP	Gastéropodes	YT	G ... 1-2 mm 6
Amiante (Asbestos)	AO	Cordiérite	CD	Gunningite	GI	Orthopyroxène	OX	Sphène/Titanite	SN	Graptolites	YG	H ... 2-5 mm 6
Amphibole	AM	Corindon	CN	Gypse	GE	Ottrelite	OL	Spinelle	SL	Ostracodes	YO	J ... 0.5-1 cm 7
Andalousite	AD	Cosalite	PI	Halite	HL	Oxyde de fer	OF	Spodumène	SO	Pélécipodes	YP	K ... 1-3 cm 7
Andésine	AA	Covellite	CV	Heazlewoodite	HZ	Oxyhornblende		Staurotide	SU	Plantes	YN	... > 3 cm 8
Anhydrite	AY	Cubanite	CF	Hédenbergite	HG	(hornblende brune)	OH	Stéatite	TS	Poissons	YK	L .... 3-10 cm
Ankérite	AK	Cuivre natif (visible)	Cu	Hématite	HM	Paragonite	PE	Stibine/Stibnite	SB	Stromatoïdes	YS	M .... 10-30 cm
Annabergite	NG	Cummingtonite	CG	Hercynite	HC	Pechblende	PB	Stilbite(Heulandite)	HD	Stromatoporoïdes	YI	N .... 30-100 cm
Anorthite	AN	Cuprite	CU	Holmquistite	HK	Penninite/Pennine	PT	Stilpnomélane	SE	Traces fossiles	YF	P .... 1 m
Anthophyllite	AT	Digenite	DG	Hornblende	HB	Pentlandite	PD	Sulfures	SF	Trilobites	YL	Q .... 1-2 m
Antigorite	AR	Diopside	DP	Hypersthène	HP	Perovskite	PK	Sylvanite	SV			R .... 2-4 m
Apatite	AP	Disthène/Kyanite	KN	Iddingsite	IG	Perthite	PR	Szomolnokite	SZ	**DIVERS**		S .... 4-6 m
Argent natif (visible)	Ag	Dolomite	DM	Ilménite	IM	Petzite	PZ	Talc	TC	Bioclastes	XB	T .... 6-10 m
Arsénopyrite	AS	Dravite	TG	Jade	JA	Phénacite/Phénakite	PA	Tantalite	TN	Ciment	XC	U .... 10 m
Augite	AG	Dravite-Schorlite	DS	Jaspe	JP	Phlogopite	PH	Tellurobismuthite	TB	Hydrocarbures	XH	V .... 10-20 m
Autunite	AU	Electrum	EM	Kaolinite	KL	Pistachite	PC	Tennantite	TT	Liant	XL	W .... 20-50 m
Awaruite	NF	Enargite	EG	Klokmannite	KK	Plagioclase	PG	Tétradymite	TD	Lithoclastes	XR	Y .... 50-100 m
Axinite	AX	Enstatite	ES	Kornérupine	KP	Pollucite	ZP	Tetrahédrite	TH	Matière organique	XG	Z .... 100 m
Azurite	AZ	Epidote	EP	Krennerite	KR	Préhnite	PN	Thorianite	TR	Matrice	XM	X .... Autres
Barytine	BR	Eudialyte	EU	Labradorite	LB	Pumpellyite	PP	Thorite	TI	Oncolites	XT	
Bastnaesite	BA	Euxénite - (Y)	EX	Lawsonite	LS	Pyrite	PY	Topaze	TZ	Oolites	XO	
Béryl	BL	Fayalite	FA	Lépidolite	LP	Pyrochlore	PM	Torbernite	TU	Pellets	XP	
Biotite	BO	Feldspath vert/brun	FV	Leucite	LC	Pyrolusite	PS	Tourmaline	TL	Péloïdes	XD	
Bismuthinite	BM	Feldspath	FP	Leucoxène	LX	Pyrophyllite	PL	Tourmaline zincifère	TA	Autres	XX	
Bismutite	BS	Feldspath noir	FN	Limonite	LM	Pyroxène	PX	Trémolite	TM			
Bornite	BN	Feldspath potassique	FK	Magnésite	MN	Pyrrhotite(Pyrrhotine)	PO	Uraninite	UR			
Boulangerite	BG	Feldspathoïde	FD	Magnétite	MG	Quartz	QZ	Uranophane	UP			
Brochantite	BH	Fergusonite	FS	Malachite	MC	Quartz bleu	QB	Uranothorite	UT			
Brucite	BC	Fibrolite	FB	Marcasite	MS	Riebeckite	RB	Vallerite	VL			
Bytownite	BT	Fluorite (fluorine)	FL	Mariposite	MT	Rozénite	RZ	Vermiculite	VR			
Calaverite	CA	Forstérite	FO	Mélilite	ME	Rutile	RL	Vésuvianite	VV			
Calcite	CC	Franklinite	FR	Mésoperthite	MP	Samarskite-(Y)	UL	Violarite	VO			
Carbonate	CB	Freibergite	FG	Mica	MI	Sanidine	SA	Willemite	WM			
Chabazite (Chabasite)	ZB	Fuchsite	FC	Microcline	ML	Sapphirine	SH	Wilsonite	WS			
Chalcocite(ne)	CT	Gahnite	GH	Millerite	NS	Scapolite	SC	Wolframite	WF			
Chalcopyrite	CP	Galène	GL	Minéraux argileux	MA	Scheelite	SW	Wollastonite	WL			
Chert	CH	Gédrite	GT	Minéraux décoratifs	MD	Schorlite(Schorl)	TF	Wulfenite	WN			
Chloanthite	CO	Glaucophane	GC	Minéraux lourds	MX	Sélénite	SG	Zéolite	ZL			
Chlorite	CL	Goethite	GO	Minéraux mafiques	MF	Sélénium	Se	Zincite	ZN			
Chloritoïde	CR	Graphite	GP	Minéraux opaques	OP	Séricite	SR	Zircon	ZC			
								Zoïsite	ZS			

Tableau 19 – Codes mnémoniques – Structures, textures et autres

CODES MNÉMONIQUES - STRUCTURES, TEXTURES ET AUTRES

STRUCTURES, TEXTURES ET AUTRES

Aciculaire	AC
Adcumulat	AD
Affleurement caractérisé par le plissement	AA
Agmatitique	AT
Alaskitique	AL
Altéré	AE
Amas arrondis (globulaires)	AO
Amas irréguliers	AI
Amiboïdal(e)	AB
Amygdalaire	AM
Anastomosé	AN
Antirapakivi	AR
Aphanitique	AP
Arborescent	AS
Autoclastique	AU
Bancs (en)	BA
Bandes de cimentation	BM
Basal(e)	BS
Birds eyes	BE
Biseau	BI
Blocs (à)	BL
Bordure/limite de coulée	BU
Bothryoïdal	BV
Boudinage	BO
Brèche à coussins ordinaires isolés	BC
Brèche à coussins peu serrés	BG
Brèche à méga- coussins isolés	BF
Brèche à mini-coussins isolés	BB
Brèche de coulée/ brèche de lave	BQ
Brèche de coussins désagrégés/brisés	BH
Brèche de coussins fragmentés	BK
Brèche d'intrusion	BN
Brèche pyroclastique	BP
Bréchique/brèche	BR
Brèche tectonique	BT
Broyage	BY
Cailloux alignés «pebble stringers»	PK
Cailloux 4-64mm	CA
Cannelure	CN
Cataclastique	CQ
Cendres (à)	CE
Centre volcanique/ faciès proximal	VP
Cheminée d'alimentation (dyke nourricier)	DN
Cheminée volcanique	CV
Chenal	CH
Chenalisé	CG
Chenal d'érosion (à)	CD
Cisaillé(e)	CS
Colloforme	OL
Columnaire/(joints en colonnes)	JC
Concrétion(s) nodules	CC
Convolutions (à)	CB
Coronitique	KO
Coulée	CL
Coulée coussinée à noyaux saussuritisés	NC
Coulée fragmentée	FZ
Coulée massive	CK
Coulée massive à noyaux saussuritisés	NM
Coulée massive à surface coussinée	CZ
Coulées massives grenues et/ou parties basales grenues de coulées	CW
Coussiné (coussins)	CO
Coussins allongés	XP
Coussins aplatis	FP
Coussins en molaire	MD
Coussins fragmentés	CF
Coussins isolés	CI
Coussins jointifs	CJ
Crescumulat	CT
Cristalloblastique	CR
Cristaux (en)	CX
Cryptalgaire	CP
Cumulat (à)	CU
Cumulite	CM
Cupules («dish struc.»)	DS
Cyclique	CY
Dendritique	DT
Désagrégés/brisés	DG
Diabasique	DQ
Diablastique	DB
Diaclasé	DC
Direction d'écoulement de coulée	DE
Direction de courant	DR
Discordance	DD
Disséminé	DI
Drusique	DK
Dunes	DU
Échappement (structure d')	SB
Écharde	ED
Écoulement (structure d')	EO
Effondrement (structure d')	EF
Empreinte de cannelures	EL
Empreinte de charge («load cast»)	EC
Empreinte d'impact	EI
Enclave	EN
Encroûtement («crustification»)	EM
En échelon	EE
En festons	ES
En apophyse	AY
Épiclastique	EP
Équigranulaire	EQ
Excroissances	ER
Extrusif (ve)	EX
Faille intra-formationnelle	FJ
Faille synvolcanique	FV
Fentes de dessication	FD
Fente de retroidissement	FM
Fibreux (se)	FI
Fibroblastique	FB
Filonien	FN
Filons-couches cogénétiques (synvolcaniques)	FH
Flammes	FE
«Flaser»	FS
Flué, par fluage - fluidal	FL
Fluidal(e) (à structure)	FL
Flûte déformée par surcharge	FX
Flûte («flutecast»)	FT
Folié(e)	FO
Fossilifère	FF
Fracturé(e)	FA
Fractures radiales dans les coussins	FC
Fragmenté(e)	FG
Fragments allongés «monomictic»/ monogéniques	FW
Fragments allongés «polymictic»/ polygéniques	FU
Fragments aplatis «polymictic»/ polygéniques	FK
Fragments aplatis «monomictic»/ monogéniques	FQ
Framboïdal	RB
Frites («pencil structure») (en crayons)	FR
Galets (à) (64-256 mm)	GA
Géode	GE
Gloméroblastique	GB
Gloméroclastique	GC
Glomérocristallin(e)	GX
Gloméroporphyrique	GH
Gneiss à crayons	NR
Gneiss droit («straight gneiss»)	GD
Gneissique	GS
Gradation densimétrique	GW
Gradation granulométrique	VG
Grains fins (à) -roches ignées < 1 mm	GF
Grains grossiers (à) - roches ignées > 5 mm	GG
Grains moyens (à) -roches ignées 1-5 mm	GM
Grains très fins	GT
Grains très grossiers	GO
Granoblastique	GR
Granoclassement inverse	GI
Granoclassement inverse suivi de normal	GJ
Granoclassement normal suivi d'inverse	GK
Granoclassement normal	GN
Granoclastique	GQ
Granophyrique	GY
Granules (à) (2-4 mm)	GU
Graphique	GP
Griffon	GV
«Harrisitic»	HA
Hélictique	HE
Hétéradcumulat	HU
Hétéroblastique	HB
Hétérogène	HK
Hétérogranulaire	HG
Holocristallin(e)	HC
Holohyalin(e)	HH
Hololeucocrate	HL
Holomélanocrate	HM
Homéoblastique	HQ
Homogène	HJ
Homotactique	HT
Hyaloclastites	HY
Hyaloclastites remaniées	HR
Hyalopilitique	HP
Hyalotuf	TH
Hypidiomorphe	HD
Hypocristallin(e)	HX
Idiomorphe	ID
Imbrication de cailloux, blocs	IM
Imprégnation	IP
Intergranulaire	IG
Intersertale	IS
Intraclastes(à)	IT
Intraformationnel(le)	IR
Intrusif(ve)/ Injection	IU
Iridescence	IC
Isolés	IL
Joints en colonnes	JC
Karstique	KR
Labradorescence	LU
Laminaire (laminé)	LA
Laminations convolutées	LC
Laminations cryptalgaires	CP
Laminations ondulantes	LO
Laminations ondulantes lenticulaires	LL
Laminations obliques	LQ
Laminations parallèles	LP
Lapillistone	TO
Lapilli (à)	LI
Lattes (en)	LT
Lave/coulée de lave	LV
Lave en blocs	LK
Lenticulaire	LE
Lépidoblastique	LF
Leucocrate	LX
Leucosome	LS
Lité(e), stratifié(e)	SA
Lits amalgamés	AG
Lits d'épaisseur moyenne (10 à 25 cm)	LN
Lits épais (>25 cm)	LG
Lits lenticulaires	LD
Lits minces (1-10 cm)	LM
Lobe	LB
Massif(ve)	MA
Mégacoussins (à)	MC
Mégaporphyrique	MP
Mélanocrate	MX
Mélanosome	MS
Mésocrate	MK
Mésocumulat	MF
Métamorphisé	ME
Miarolitique	ML
Micritique	MT
Microbrèche	MB
Microlitique	MI
Microporphyrique	MR
Minicoussins (à)	MU
Mobilisat	MZ
Monogénique «Monomictic»	MM
Mosaïque	MO
Mylonitique	MN
Myrmékitique	MY
Nébulitique	NB
Nématoblastique	NE
Néosome	NS
Nodulaire	NO
Noyaux	NY
Ocellaire	OC
Oeillé(e)	OE
Oikocryst (à)	OI
Oolitique	OO
Ophitique	OP
Orbiculaire	OR
Orthocumulat	OU
Paléosome	PS
Paléosurface d'érosion	PE
Panidiomorphe	PA
Patron d'interférence	PV
Pegmatitique	PG
Pellets (à)	PL
Péloïdes	PD
Perlitique	PT
Peu serrés («loosely packed»)	LR
Phanéritique	PH
Phénocristique	PI
Plis ptygmatiques	PZ
Plutonique	PU
Poecilitique	PC
Poeciloblastique	PB
Polygénique/ «Polymictic»	PM
Ponce	PN
Porphyre	PP
Porphyrique	PO
Porphyroblastique	PQ
Porphyroclastique	PJ
Prismatique	PX
Protoclastique	PF
Pyroclastique	PR
Radeaux (en)	RO
Rapakivique	RK
Remanié(e)	RN
Remplacement	RL
Réniforme	RF
Réticulé(e)	RE
Rides de courant	RC
Rides de plage	RP
«Rill mark(s)»	RM
«Rip-up clast(s)»	RI
Ruban de quartz	RQ
Rubané(e)	RU
Rubanement concentrique	RA
Rubanement de diffusion («Liesegang rings»)	LJ
Rubanement symétrique	RS
Rubanement tectonique	RT
Saccaroïdale (granoblastique)	SD
Schisteux	SC
«Schlieren»	SH
Scoriacé(e)	SR
«Shatter» cone	SV
«Slump»	SL
Sommital(e)	SM
Sphérolitique	SP
Spinifex (à)	SX
Stockwerk	SW
Stratifications entrecroisées de fosse	SF
Stratifications/ laminations obliques planaires	SN
Stratifications/ laminations obliques tangentielles	SQ
Stratifié(e)	ST
«Streaky» mafiques en trait	SG
Stratiforme/ stratifié	ST
Stratoïde («stratabound»)	SJ
Strie	SI
«Stromatic»	SK
Stromatolitique	SU
Structure de percement («piercement»)	ET
Structure «Durchbewegung»	DW
Structure en cocarde (crustification dans brèche, «cockade»)	PY
Structure en peigne («comb»)	PW
Stylolites	SY
Subophitique	SO
Surface d'érosion	SE
Tabulaire	TA
Talus (de)	TT
Tectonique	TE
Tectonite en L	YL
Tectonite en L/S	YZ
Tectonite en S	YS
Tectonite hétéroclastique	YH
Tectonite homoclastique	YM
Traces fossiles (trous de vers, etc.)	TF
Trachytique/ trachitoïde	TR
Trempe (de)	TP
Tuf à blocs	TM
Tuf à blocs et à lapilli	TZ
Tuf à cendre	TD
Tuf à cristaux	TX
Tuf à lapilli	TL
Tuf à lapilli et à blocs	TY
Tuf cherteux	TC
Tuf graphiteux	TG
Tuf lithique	TI
Tuf soudé	TS
Tufacé	TU
Turbidite (voir guide des géofiches)	TB
Variolitique	VA
Veiné(e)	VN
Vésiculaire	VE
Vitreux(se)	VI
Volcanique	VO
Volcanoclastites	VC
Xénoblastique	XB
Xénomorphe	XM
Autres	XX

SÉQUENCE : Q...

Suite désor. de couches d'épaisseur inconstante	QA
Suite désor. de couches d'épaisseur constante	QB
Rythme régulier de couches d'épaisseur inconstante	QC
Rythme régulier de couches d'épaisseur constante	QD
Rythme irrégulier de couches d'épaisseur inconstante	QE
Rythme irrégulier de couches d'épaisseur constante	QF
Cycles complets	QG
Cycles incomplets	QH
Autre	QX

RELATION AVEC LE CORPS GÉOLOGIQUE ADJACENT : 0 À 9

Interdigitation avec	0
Sus-jacent	1
Sous-jacent	2
En contact net avec	3
En contact diffus avec	4
En contact trans. avec	5
En contact discor. avec	6
Intrusif dans	7
En enclave dans	8
Autre	9

Appendix 3 : Soil samples descriptions

Appendix 3 : Soil samples descriptions

Appendix 4 : Drill logs

Appendix 5 :   Certificates of analysis – Soil samples

Appendix 5 : Certificates of analysis

Soil samples description
Drill logs
Certificates of analysis – soil samples

Are available upon request to :

Virginia Mines Inc.
Email : mines@virginia.qc.ca
Phone : (418) 694-9832
Toll Free : (800) 476-1853